UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Cytonics Corporation

Legal status of issuer

    Form
    C-Corporation

    Jurisdiction of Incorporation/Organization
    Florida

    Date of organization
    July 26, 2006

Physical address of issuer
658 W. Indiantown Road, Suite 214, Jupiter, FL 33458

Website of issuer
https://cytonics.com/

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,000,000

Deadline to reach the target offering amount
May 24, 2019

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
1

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,214,257	$871,544
Cash & Cash Equivalents	$772,330	$480,309
Accounts Receivable	$42,750	$3,000
Short-term Debt	$90,318	$51,705
Long-term Debt	$794,000	$0
Revenues/Sales	$294,000	$219,935
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$(564,490)	$(1,427,521)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 21, 2019

Cytonics Corporation



Up to $1,000,000 of Crowd Notes

Cytonics Corporation ("Cytonics", the "Company," "we," "us", or "our"), is offering up to $1,000,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 24, 2019. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $250,000 under the Combined Offerings (the "Closing Amount") by May 24, 2019, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by May 17, 2019 will be permitted to increase their subscription amount at any time on or before the May 24, 2019 upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will accepted after May 17, 2019. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,000,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 17, 2019, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 29, 2020.

Once posted, the annual report may be found on the Company's website at https://cytonics.com/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/cytonics

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Cytonics Corporation is a Florida C-Corporation, formed on July 26, 2006. It was originally incorporated as "Gamma Spine". The Company is located at 658 W. Indiantown Road, Suite 214, Jupiter, FL 33458.

The Company's website is https://cytonics.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/cytonics and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Notes being offered	$25,000
Maximum amount of Crowd Notes	$1,000,000
Minimum investment amount per investor	$1,000
Offering deadline	May 24, 2019
Use of proceeds	See the description of the use of proceeds on pages 15-16 hereof.
Voting Rights	See the description of the voting rights on pages 12, 13, 19, 20 and 22-24.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The founder of the company, as well as the previous CEO are no longer full-time employees of the company. Although they sit on the board, they are not fully engaged employees and have outside interests. As a result, these individuals may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The commercial success of the Company's products will depend upon attaining market acceptance of these products among physicians, healthcare payors, and the medical community. Success will depend, in part, on the acceptance of the Company's products as safe, useful and, with respect to providers, cost effective. It is not certain how quickly, if at all, physicians will accept these products or, if accepted, how frequently they will be used. Products and planned or future products that the Company may develop or market may never gain broad market acceptance among physicians and the medical community for some or all of the targeted indications. Healthcare providers must believe that our products offer benefits over alternative treatment methods. The degree of market acceptance of any of the Company's products will depend on a number of factors, including:

- whether physicians and others in the medical community consider the products to be safe and cost effective treatment methods;
- the potential and perceived advantages of the products over alternative treatment methods; t
- he prevalence and severity of any side effects associated with using the products/treatments;
- product labeling or product insert requirements by the FDA or other regulatory authorities;
- limitations or warnings contained in the labeling cleared or approved by the FDA or other authorities;
- the cost of treatment in relation to alternative treatments methods;
- the convenience and ease of use of the products relative to alternative treatment methods;
- pricing pressure, including from group purchasing organizations ("GPOs"), seeking to obtain discounts on products based on the collective buying power of the GPO members;
- the availability of coverage and adequate reimbursement for procedures using our products from third-party payors, including government authorities;
- the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;
- the ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, the products; and
- the effectiveness of our sales and marketing efforts for our products.

In the future the Company's products may become obsolete, which would negatively affect operations and financial condition. The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more effective than the Company's treatments or that would render the Company's products or treatments obsolete or noncompetitive. Additionally, new surgical procedures, medications, and other therapies could be developed that replace or reduce the importance of its products. Accordingly, the Company's success will depend in part on the ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that new product development efforts will result in any commercially successful products.

The company advertised its intention to crowdfund via Twitter on May 31 2018, though there was no offering ongoing at the time. This action may have been in violation of SEC rules, as the SEC proscribes any "offers" of securities, either publicly or privately prior to the filing of the Form C. Any communication made prior to filing the Form C may be construed as an unregistered offer of securities made in violation of Section 5 of the Securities Act — a "Bad Act" that could prevent the Company from being able to use Regulation CF, Rule 506, or Regulation A in the future.

The CEO is not a founder of the company and has been employed with the Company for approximately one year. Although the CEO has experience working in the healthcare industry, he has never run a biotechnology company before. Biotechnology companies are subject to unique challenges and idiosyncrasies which may be difficult to anticipate for one new to the space or market. In particular, biotechnology companies are subject to heavy regulation and scrutiny, legal liability, compliance challenges, intense technological change, among other challenges.

The salescycle of the Company's FACT and APIC products cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may negatively affect the Company's cash flow which adversely affect its operational capacity. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may not receive enough cash receipts to continue to finance its R&D efforts (the principal expense of the Company). It is difficult to predict when, or even if, the distributor's sales force will make a sale to a potential customer or if the distributor can increase sales to existing customers. As a result, the Company may not recognize royalty revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. Additionally, the company has outstanding convertible notes of approximately $800,000 which will convert in the future and may dilute investors in this round upon conversion. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the financial statements provide that "the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products."

Success in early preclinical studies may not be indicative of results obtained in later preclinical studies and clinical trials. The Company's products may not have been evaluated in human clinical trials, and the Company may experience unexpected or adverse results in the future. The Company will be required to demonstrate through adequate and well-controlled clinical trials that its products are safe for humans and effective for indicated uses before it can seek regulatory approvals for commercial sale. The positive results it has observed in preclinical trials may not be predictive of outcomes in future clinical trials. Its products may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. The clinical trial process may fail to demonstrate that the product is safe for humans and effective for indicated uses, which may cause the Company to abandon certain products or therapies. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and there is a high failure rate for product candidates proceeding through clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development, failure to perform in accordance with FDA good clinical practices or applicable regulatory guidelines in the EU and other countries, selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data, or changes in regulatory requirements and guidance that require amending or submitting new clinical protocols. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. The Company cannot be certain that it will not face these or similar setbacks.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The biotech industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company depends on the performance of distributors and other resellers. The Company distributes its products through distributors and value-added resellers, which may also distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company will not invest in any of these programs. The Company plans to receive upfront payments from the licensing agreements once they expire (in late 2020). The distributors will be responsible for the programs. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company depends on a limited number of distributors for a substantial majority of its revenue. If the Company fails to retain or expand its relationships or its distributor reduces their commitments, its revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions and actions of its significant distributor. In the future, any significant distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributor base, it will continue to be susceptible to risks associated with concentration.

The Company depends on profitable royalty-bearing licenses of its technology, and if it is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends on profitable licensing of exclusive sales, marketing, and distribution rights. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. The Company's current or future license agreements may not provide the volume or quality of royalty revenue to sustain its business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of sources and potential clients to whom it can market services. The Company's inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The Company has conducted the following transactions with related persons. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's founder on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's founder was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017. During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $32,400,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $32,400,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $32,400,000 valuation cap, so you should not view the $32,400,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 61% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business
Cytonics, founded in 2006, is a private research and development company focusing on molecular diagnostic and therapeutic products for chronic musculoskeletal diseases. The company's first product was a biomarker assay to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis. The company then developed its APIC system, a device which uses patients' blood to treat damaged joints. Cytonics' current focus is a Recombinant Protein Drug Development Program; aimed at developing a novel, off the shelf drug product to eradicate the pain and suffering associated with osteoarthritis once and for all.

Business Plan
The Problem
Osteoarthritis (OA) is a crippling disease that is caused by the breakdown of cartilage within joints. While the exact cause of OA remains unknown, post-traumatic injuries (e.g., ACL tear) and age-related wear-and-tear of the joints significantly increase the incidence of the disease. Over 30 million people are treated for arthritis-related pain in the United States alone, placing a $185B burden on our healthcare system and economy. Missed work and excessive medical expenditure all result from the lack of an effective treatment. We believe the discovery of a safe, effective therapy for OA would have an enormous impact on the well-being of our nation's population and significantly reduce the burden placed on our economy.

Our Solution

Cytonics' solution to the OA problem is to deliver high concentrations of Alpha-2-Macroglobulin (A2M), a blood serum protein that has been shown to protect cartilage, into the joint space to slow and eventually halt the progression of arthritis.

We leveraged our understanding of the molecular forces that cause osteoarthritis to develop the "Autologous Platelet Integrated Concentration" (APIC) system, a device which concentrates A2M from patients' own blood to treat damaged joints. The APIC technology has treated over 6,000 patients nationwide, and has been shown to slow cartilage degradation, alleviate pain, and eventually halt the progression of OA.

Our current focus is on the development of CYT-108, a biologic therapy that was modeled after the naturally occurring A2M molecule found within blood. CYT-108 is a synthetic version of the A2M molecule that we hypothesize is more effective and 2-4x more potent than naturally occurring A2M. If approved by the FDA, CYT-108 will be the only therapy we are aware of that addresses the root causes of osteoarthritis and has the potential to cure this disease.

The Company's Products and/or Services

Product / Service	Description	Current Market
Fibronectin-Aggrecan Complex Test (FACT)	Test that detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid	Physicians, currently sold through national distributor
APIC System	Isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint	Physicians, currently sold through national distributor

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are orthopedic physicians and patients suffering from joint pain, inflammation, and other musculoskeletal diseases such as osteoarthritis.

Intellectual Property
The Company is dependent on the following intellectual property:

Patents and Provisional Patent Applications
The Company has filed provisional patent applications for several products, listed below. The filing of a provisional patent application in no way guarantees that the patent will be issued.

Patent No. or Application Number	Description	File Date	Status	Country
14/380,234	Systems, Compositions, And Methods For Transplantation	8/21/14	Allowed	United States
15/910,491	Systems, Compositions, And Methods For Transplantation	3/2/18	Pending	United States
15/910,477	Systems, Compositions, And Methods For Transplantation	3/2/18	Pending	United States

13751112.7	Systems, Compositions, And Methods For Transplantation	2/21/13	Pending	Europe
2,865,170	Systems, Compositions, And Methods For Transplantation	2/21/13	Pending	Canada
2013222414	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	Australia
GB2501611B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
GB2503131B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
GB2522561B	Systems, Compositions, And Methods For Transplantation	2/21/13	Granted	UK
US 9,352,021	Systems, Compositions, And Methods For Transplantation And Treating Conditions	8/28/14	Issued	United States
US 9,498,514	Systems, Compositions, And Methods For Transplantation And Treating Conditions	3/25/16	Issued	United States
15/528,387 2017/0355749	Therapeutic Variant Alpha-2-Macroglobulin Compositions	05/19/17	Pending	United States
15861917.1	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Europe
2015349782	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Australia
2,967,973	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/20/15	Pending	Canada
2017-527277	Therapeutic Variant Alpha-2-Macroglobulin Compositions	11/2015	Pending	Japan

Trademarks

Application or Registration #	**Goods / Services**	**Mark**	**File Date**	**Grant Date**	**Country**

88321585	Biological tissue, namely, blood, stem cells, umbilical cords and placentas for scientific and medical research use; Biological tissue, namely, blood for use in scientific and medical research.	CYTONICS	March 1, 2019	1A	United States

Litigation
Not Applicable

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 11.5% of the proceeds, or $28,750, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.4% of the proceeds, or $90,250, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
CYT-108 Purification	25%	6%	6%
Pilot Animal Study	50%	13%	13%
Reg A+ Fundraising Marketing Expenses	25%	6%	6%
GMP Production of CYT-108 for Clinical Study	0%	75%	75%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions. We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Gaetano Scuderi, Md	Founder and Chairman of the Board	Dr. Scuderi is the founder, and Chairman of the Board of Cytonics Corporation and has served as a director of Cytonics Corporation since July 2006. Dr. Scuderi is a fellowship-trained spine surgeon and has practiced medicine since 1993 to the present. He was previously Clinical Assistant Professor in the

		Department of Orthopedic Surgery of Stanford University from 2009 to 2012. Dr. Scuderi has published over 50 scientific articles and is a member of American Academy of Orthopedic Surgeons (AAOS). His paper entitled, "Improving Response to Treatment for Patients with DDD by the use of Molecular Markers" was awarded Best Paper at 2015's annual meeting of the International Spine Intervention Society (ISIS). He graduated medical school from State University of New York at Buffalo, N.Y. in 1987 and completed his Residency and Internship at University of Miami School of Medicine, Jackson Memorial Medical Center. He then went on to a fellowship in spine surgery at UCSD. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.
Joey Bose	President	Mr. Bose is the President of the Company and has served in such capacity starting in May of 2018. Mr. Bose has over 10 years' experience in biotechnology research development and investment banking. His principal activities include coordinating capital raising efforts, initiating clinical trials for two lead drug candidates, filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. Mr. Bose began his R&D career at the University of Virginia where he developed a novel assay to measure phosphatase activity in the context of cancer biology. He continued his graduate studies in protein engineering at Johns Hopkins University, where he elucidated cell signaling pathways dysregulated in blood cancers. He went on to pursue a career in biotechnology investment banking at a number of boutique banks in Palm Beach County, Florida. He holds a B.S. in Biomedical Engineering from the University of Virginia and a M.S. in Biomedical Engineering from Johns Hopkins University. From August 2017 to May 2018, Mr. Bose served as the VP of Investment Banking from Affinia Capital, LLC. From August 2015 to August 2017, Mr. Bose served as an Associate of Investment Banking at CG Capital

		Markets, LLC. From August 2013 to August 2015, Mr. Bose was a graduate student at Johns Hopkins University.
Antonio Carvalho, Cpa	CEO and CFO	Mr. Carvalho has served as a CEO and CFO of Cytonics Corporation, since January 2019. Prior to his appointment as CEO/CFO, Mr. Carvalho was the an independent Board member. From June 2016 to January 2018, Mr. Carvalho has been retired. From May 2001 to May 2016, he was employed by Novartis Pharmaceuticals. At Novartis, Mr. Carvalho was Vice President, Finance for the Global Oncology business unit where he had financial oversight for the unit's 20 product launches in a 5-year span. Prior to this role, Mr. Carvalho was the General Manager for Novartis' US Pharmaceutical manufacturing unit. His other roles at Novartis include CFO Latin America, CFO US Ophthalmics and Vice President, Controller for Novartis' US Pharmaceutical Division. Mr. Carvalho has more than 25 years of experience developing, manufacturing and commercializing innovative products in the pharmaceutical and consumer product industries. Mr. Carvalho received a BBA in Accounting from Iona College in 1983 and is a Certified Public Accountant.
Lewis Hanna, Ph.D.	Chief Scientific Officer	Dr. Hanna has served as the Chief Scientific Officer of Cytonics Corporation since February 2008. Until 2004, Dr. Hanna was the director of process development at Alexion Pharmaceutical where he directed a group of 15 scientists developing and manufacturing therapeutic antibodies and single chain antibodies for multiple indications. Dr. Hanna also held position of group leader and principal scientist in Bristol Myers Squibb and R. W. Johnson Pharmaceutical Research Institute, respectively. While at Cytonics, Dr. Hanna directed proteomic research that led to the discovery of a protein complex biomarker for spine disc degeneration ("FAC"; patent allowed). He characterized the biomarker and developed an ELISA assay for the detection of the protein complex biomarker in spinal disc

		lavage. Further research studies of this biomarker resulted in deeper understanding and the discovery of a new therapeutic strategy for osteoarthritis. Dr. Hanna has over 28 years of research experience in pharmaceutical and biotechnology companies, focused on the structure and function of proteins including extensive experience working with therapeutic protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. He also is expert at quality and regulatory requirements to obtain FDA new drug approval and has guided Cytonics' successful regulatory submissions. Dr. Hanna received his BS degree from Cairo University, received his PhD from City University of New York, and completed a post-doctoral fellowship at Cornell University as our Vice President of Research and Development since February 2008.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Florida law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 1 full time and 8 part time employees in Florida.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Shares	4,773,560	1 vote per share	N/A	40.8%	Dividends paid at the discretion of the Board, Liquidation preference after Debt and Preferred Shares

Preferred Shares	3,301,055	Initial Preferred - 1.2 votes per shares Series A and B Preferred - 1 vote per share	N/A	28.2%	Dividends paid at the discretion of the Board, Initial preferred on par with Series A, Preferred Series B junior to Series A, All Preferred Shares convertible anytime into Common Stock (Initial Preferred converts into 1.2 shares, Series A and B convert into 1 share), forced conversion upon successful public offering of $20M
Common Options	3,142,635	After exercise into common stock, 1 vote per share	N/A	26.8%	
Convertible Notes	496,250	After conversion into common stock, 1 vote per share	N/A	4.2%	Convertible into common stock at a price of $1.60 per share, Liquidation preference ahead of *all* stock, convertible at any time into common stock, forced conversion upon a successful $1M public offering

The Company has the following debt outstanding:
None

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Gaetano Scuderi, MD	Common Shares	39.8%
Johnson and Johnson Development Corporation	Preferred Series B Shares	20.9%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

As shown in the accompanying financial statements, attached as Exhibit B, the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $772,330 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes and the investment management agreement (if a Non-Major Purchaser).

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $32,400,000 valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal plus outstanding interest of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $32,400,000 valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Additionally, we have set a minimum Closing Amount of $250,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Crowd Notes to accredited investors on substantially same terms as investors in the Regulation Crowdfunding Offering.

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Name	Dividend Rights	Voting Rights	Right to Receive Liquidation Distributions	Conversion Rights and Other Rights and Preferences
Initial Convertible Preferred Stock	At the discretion of the Board	1.2 votes per share	Below debt, ahead of Common Stock	liquidation preference of $2 per share ($300,000).
Series A Convertible Preferred Stock	At the discretion of the Board	1 vote per share	On par with Initial Convertible Preferred Stock	liquidation preference of $4 per share ($2,304,760)
Series B Convertible Preferred Stock	At the discretion of the Board	1 vote per share	Junior to Initial and Series A Convertible Preferred Stock, but still ah	liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share

Dilution

Even once the Crowd Notes convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):
- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:
Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017.

During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and

- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Anjun K. Bose
_____
(Signature)

Anjun K. Bose
_____
(Name)

President
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Anjun K. Bose
_____
(Signature)

Anjun K. Bose
_____
(Name)

President
_____
(Title)

_____
(Date)

/s/ Antonio Carvalho
_____
(Signature)

Antonio Carvalho
_____
(Name)

Director, CEO & CFO
_____
(Title)

_____
(Date)

/s/Gordon Ramseier

(Signature)

Gordon Ramseier

(Name)

Director

(Title)

_____

(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

Cytonics Corporation

Audited Financial Statements

December 31, 2018 and 2017

Table of Contents

Report of Independent Registered Public Accounting Firm .... 1 – 2

Financial Statements:

     Balance Sheets 3

     Statements of Operations 4

     Statements of Changes in Stockholders' Equity 5

     Statements of Cash Flows 6

Notes to Financial Statements .... 7 – 18



D. Brooks and Associates CPA's, P.A.
Certified Public Accountants - Certified Valuation Analyst - Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Cytonics Corporation
Jupiter, Florida

Opinion on the Financial Statements
We have audited the accompanying balance sheets of Cytonics Corporation (the Company) as of December 31, 2018 and 2017, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes to the financial statements (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Continued from previous page

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company has incurred operating losses, has incurred negative cash flows from operations and has an accumulated deficit. These and other factors raise substantial doubt about the Company's ability to continue as a going concern.

Management's plan regarding these matters is also described in Note 3 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



D. Brooks and Associates CPA's, P.A.

We have served as the Company's auditor since 2017.

Palm Beach Gardens, Florida
March 18, 2019

Cytonics Corporation
Balance Sheets
December 31, 2018 and 2017

	2018	2017
Assets		
Current assets:		
Cash	$ 772,330	$ 480,309
Accounts receivable, net	42,750	3,000
Prepaid expenses	-	2,845
Total current assets	815,080	486,154
Deferred offering costs	44,172	-
Intangible assets, net	355,005	385,390
Total assets	$ 1,214,257	$ 871,544
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 90,318	$ 51,705
Total current liabilities	90,318	51,705
Convertible notes payable	694,000	
Convertible notes payable, related parties	100,000	-
Total liabilities	884,318	51,705
Stockholders' Equity:		
Convertible Initial Preferred Stock, $.001 par value;		
150,000 shares authorized, issued and outstanding	150	150
Convertible Series-A Preferred Stock, $.001 par value;		
1,500,000 authorized; 576,190 shares issued and outstanding	576	576
Convertible Series-B Preferred Stock, $.001 par value;		
6,000,000 authorized; 2,574,865 shares issued and outstanding	2,575	2,575
Common Stock, $.001 par value; 50,000,000 authorized, 9,547,120		
and 9,535,120 shares issued and outstanding, respectively	9,547	9,535
Additional paid-in capital	15,707,637	15,633,059
Accumulated deficit	(15,390,546)	(14,826,056)
Total stockholders' equity	329,939	819,839
Total liabilities and stockholders' equity	$ 1,214,257	$ 871,544

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Operations
For the Years Ended December 31, 2018 and 2017

	2018	2017
Revenues:		
Service revenues	$ 24,000	$ 124,950
License and royalty revenues	270,000	94,985
Total revenues	294,000	219,935
Operating Expenses:		
Research and laboratory expenses	350,900	375,616
Payroll expense	121,138	171,559
Stock-based compensation	70,090	910,322
Selling, general, and administrative expenses	67,302	44,071
Professional fees	148,950	84,630
Depreciation and amortization	24,151	33,331
Impairment loss	53,059	-
Total operating expenses	835,590	1,619,529
Loss from operations	(541,590)	(1,399,594)
Other (expense) income:		
Loss on disposal of equipment	-	(31,241)
Interest income	6,431	3,314
Other income	6,278	-
Interest expense	(35,609)	-
Total other expense	(22,900)	(27,927)
Net loss before income taxes	(564,490)	(1,427,521)
Income taxes	-	-
Net loss	$ (564,490)	$ (1,427,521)
Net loss per share, basic and diluted	$ (0.06)	$ (0.15)
Weighted average shares outstanding	9,546,120	9,535,120

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Changes in Stockholders' Equity
For the Years Ended December 31, 2018 and 2017

	Common Stock		Initial Convertible Preferred Stock		Series-A Convertible Preferred Stock		Series-B Convertible Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value			
Balance, December 31, 2016	9,535,120	$ 9,535	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 14,722,737	$ (13,398,535)	$ 1,337,038
Stock-based compensation	-	-	-	-	-	-	-	-	910,322	-	910,322
Net loss	-	-	-	-	-	-	-	-	-	(1,427,521)	(1,427,521)
Balance, December 31, 2017	9,535,120	$ 9,535	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 15,633,059	$ (14,826,056)	$ 819,839
Exercise of stock option	12,000	12	-	-	-	-	-	-	4,488	-	4,500
Stock-based compensation	-	-	-	-	-	-	-	-	70,090	-	70,090
Net loss	-	-	-	-	-	-	-	-	-	(564,490)	(564,490)
Balance, December 31, 2018	9,547,120	$ 9,547	150,000	$ 150	576,190	$ 576	2,574,865	$ 2,575	$ 15,707,637	$ (15,390,546)	$ 329,939

See accompanying notes to the financial statements.

Cytonics Corporation
Statements of Cash Flows
For the Years Ended December 31, 2018 and 2017

		2018		2017
Cash flows from operating activities:				
Net loss	$	(564,490)	$	(1,427,521)
Adjustments to reconcile net loss to net cash				
used in operating activities:				
Depreciation and amortization		24,151		33,331
Impairment loss		53,059		
Stock-based compensation		70,090		910,322
Loss on disposal of equipment		-		31,241
(Increases) decreases in assets:				
Accounts receivable		(39,750)		(2,075)
Prepaid expenses		2,845		(37)
Inventory supplies and other assets		-		104,257
Decrease in liabilities:				
Accounts payable and accrued expenses		38,613		(210,701)
Net cash used in operating activities		(415,482)		(561,183)
Cash flows from investing activities:				
Proceeds from disposal of property and equipment		-		29,353
Capitalized patent expenses		(46,825)		(84,898)
Net cash used in investing activities		(46,825)		(55,545)
Cash flows from financing activities:				
Proceeds from issuance of convertible debt		694,000		-
Proceeds from issuance of convertible debt, related parties		100,000		-
Proceeds from exercise of stock options		4,500		-
Deferred offering costs		(44,172)		-
Net cash provided by financing activities		754,328		-
Net increase (decrease) in cash		292,021		(616,728)
Cash, beginning of year		480,309		1,097,037
Cash, end of year	$	772,330	$	480,309
Supplemental cash flow information:				
Cash paid for interest	$	15,747	$	-
Cash paid for taxes	$	-	$	-

See accompanying notes to the financial statements.

Note 1 – Nature of Business

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP).

During 2018, the Company affected a 2:1 split of its common stock. All shares of common stock have been adjusted to reflect post-split amounts for all periods presented.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying Notes. Actual results could differ materially from those estimates.

Cash and Cash Equivalents

Cash includes cash deposited in major financial institutions, which at times may exceed Federal Deposit Insurance Corporation insurance limits.

The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value. As of December 31, 2018 and 2017 the Company had no cash equivalents.

Revenue Recognition

The Company adopted ASU 2014-09, "Revenue from Contracts with Customers" on January 1, 2018, using the modified retrospective method, which did not have a material impact on the timing and amount of royalty, product and testing revenues.

The new revenue recognition standard prescribes a five-step model that focuses on transfer of control and entitlement to payment when determining the amount of revenue to be recognized. Under the new guidance, an entity is required to perform the following five steps: (1) identify the contract(s) with a customer; (2) identify the performance obligations in the contract; (3) determine the transaction price; (4) allocate the transaction price to the performance obligations in the contract; and (5) recognize revenue when (or as) the entity satisfies a performance obligation.

The Company conducts research and development. The Company generates revenue principally from licensing and royalty fees from one customer associated with granting exclusive sales, marketing, manufacturing and distribution rights associated with its intellectual property.

Note 2 – Summary of Significant Accounting Policies, continued

Revenue Recognition, continued

Since the Company's revenue is generated from one customer contract, the Company does not have material contract assets or liabilities that fall under ASC 606.

The Company recognizes revenue in accordance with the terms of the license and royalty agreements which are based on 10% of aggregate product sales generated by the customer and include minimum guaranteed monthly or quarterly royalty amounts. License and royalties due under the agreements not yet received have been reflected as accounts receivable on the balance sheets.

The Company also generates revenues for running diagnostic tests. The service is invoiced and the revenue is recognized upon completion of the test and after the test results are reported to the customer, which is at the point the Company has satisfied its performance obligation.

The Company's revenues accounted for under ASC 606 do not require significant estimates or judgments based on the nature of the Company's revenue streams. The royalty fee for or service fee generally is fixed at the point of sale and all consideration from the contract is included in the transaction price. The Company's contracts do not include multiple performance obligations or variable consideration.

Intangible Assets

The Company's intangible assets consist of five U.S. patents (US 9,352,021, US 9,498,514, US 7,709,215, US 8,338,572, and US 8,841,079), three U.K. patents (GB2501611, GB2503131 and GB252256), and one patent issued each in Europe, China and Australia. The Company also has a significant number of additional patents pending and in development. The cost of issued patents are capitalized and amortized over the life of the patents which is 17 years. The costs of patents in development are expensed as incurred. The unamortized costs associated previously capitalized patents that have expired or abandoned are written off.

Long-Lived Assets

The Company reviews its long-lived assets and certain identifiable intangible assets held and used for possible impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. In evaluating the fair value and future benefit of its tangible and intangible assets, management performs an analysis of the anticipated undiscounted future net cash flows of the individual assets over the remaining estimated economic useful lives. The company recognizes an impairment loss if the carrying value of the asset exceeds the expected future cash flows. The Company recorded an impairment loss associated with certain patents that expired or had been abandoned during 2018.

Fair Value of Financial Instruments

The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities, and convertible notes approximate their fair values because of the short maturities and/or market interest of these financial instruments.

Note 2 – Summary of Significant Accounting Policies, continued

Contingencies

The Company records contingent liabilities resulting from asserted and unasserted claims when it is probable that a liability has been incurred and the amount of the loss is reasonably estimable. Contingent liabilities are disclosed when there is a reasonable possibility that the ultimate loss will exceed the recorded liability. The process of estimating probable losses requires professional judgment in the analysis of multiple factors, in some cases including judgments about the potential actions of third party claimants and courts.

Concentrations of Risk

In the normal course of business, the Company is potentially subject to concentrations of credit risk in its trade receivables. Although the Company is directly affected by the financial condition of its customers, management does not believe significant credit risks exist at December 31, 2018 or 2017. Generally, the Company does not require collateral or other securities to support its Trade Receivables. See Notes 11 and 12.

Share-Based Payments

The Company measures the cost of services received in exchange for an award of equity instruments based on the grant date fair value of the award, which is recognized as compensation expense over the vesting term.

In June 2018, the FASB issued ASU No. 2018-07, Improvements to Share-Based Payment Accounting (Topic 718). This ASU was issued to simplify the accounting for share-based payments to nonemployees by aligning much of the guidance on measurement and classification with the accounting for share-based payments to employees. The Company has elected early adoption of this ASU to conform its accounting for share-based compensation to employees and nonemployees.

Income Taxes

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that management believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of its net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

Note 2 – Summary of Significant Accounting Policies, continued

Income Taxes, continued

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for the years prior to 2014. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized at and for the years ended December 31, 2018 and 2017.

Recently Issued Accounting Standards

Cash Flows

In August 2016, the FASB issued ASU No. 2016-15, *"Classification of Certain Cash Receipts and Cash Payments"*, which addresses eight specific cash flow issues with the objective of reducing diversity in practice. This update is effective beginning in 2020 and should be applied using a retrospective transition approach. The Company is currently evaluating the effect this ASU will have on its financial statements.

Leases

In February 2016, the FASB issued ASU No. 2016-02, *"Leases"*. The new standard establishes a right-of-use (ROU) model that requires a lessee to record a ROU asset and a lease liability on the balance sheet for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the income statement. The new standard will become effective for the Company's fiscal 2019 financial statements. The Company expects to recognize ROU assets and related obligations on its balance sheet upon adoption.

Reclassifications

Certain reclassifications of prior year amounts have been made to conform to the 2018 presentation. These reclassifications had no effect on net loss or loss per share as previously reported.

Date of Management Review

Management has evaluated subsequent events and transactions for potential recognition or disclosure in the financial statements through March 18, 2019, the date these financial statements were available to be issued.

Note 3 –Going Concern

As shown in the accompanying financial statements, the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million.

To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products.

The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products. These financial statements do not include any adjustments relating to the carrying amounts of recorded assets or the carrying amounts and classification of recorded liabilities that may be required should the Company be unable to continue as a going concern.

Note 4 – Intangible Assets

The following is a summary of activity related to intangible assets for the years ended December 31, 2018 and 2017:

	Patents
Carrying value at December 31, 2016	$ 325,692
Additions	84,898
Amortization	(25,200)
Carrying value at December 31, 2017	385,390
Additions	46,825
Impairment loss	(53,059)
Amortization	(24,151)
Carrying value at December 31, 2018	$ 355,005

Note 4 – Intangible Assets, continued

Future amortization of intangible assets is as follows:

2019	$	28,900
2020		28,900
2021		28,900
2022		28,900
2023		28,900
Thereafter		210,505
	$	355,005

Amortization expense was $24,151 and $25,200 for the years ended December 31, 2018 and 2017, respectively.

Note 5 – Convertible Notes

During 2018, the Company initiated a private placement offering for the issuance of $1,000,000 in aggregate principal convertible promissory notes ("Notes"), resulting in the issuance of nineteen (19) Notes in the aggregate principal amount of $794,000, inclusive of a $50,000 note to a principal stockholder and $50,000 note to the former Company's Chairman of the Board and current chief financial officer. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

At December 31, 2018, the Company has accrued interest payable associated with the Notes in the amount of approximately $19,900, which is included in the caption "accounts payable and accrued liabilities" on the balance sheets.

Prior to the completion of an Initial Public Offering ("IPO"), as defined, the holders of the Notes may elect to convert all outstanding principal and accrued interest into shares of Common stock at a conversion price of $1.60 per share, and at a conversion price equal to the sale price of the Common stock at any time following the completion of an IPO.

Subsequent to completion of an IPO of at least $1,000,000, the Company may elect to require holders of the Notes to convert all of the outstanding principal and accrued interest into shares of Common Stock at a conversion price equal to 80% of the sale price of the Common Stock in the IPO.

See Note 8 for further related party transactions.

Note 6 – Stockholders' Equity

Common Stock
At December 31, 2018 and 2017, the Company had 9,547,120 and 9,535,120 shares of common stock issued and outstanding, respectively. The holders of common stock are entitled to one vote for each share held of record upon such matters and in such manner as may be provided by law. Subject to preferences applicable to any shares of the Company's outstanding Preferred Stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefore. In the event of a liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and liquidation preferences of any shares of the Company's outstanding Preferred Stock. Holders of common stock have no pre-emptive rights or rights to convert their common stock into any other securities. There is no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are fully paid and non-assessable.

During 2018, the Company issued 12,000 shares of common stock upon exercise of vested stock options, and received cash proceeds of $4,500 upon exercise.

The Company has reserved 5,306,870 shares of common stock for issuance upon exercise of stock options granted under the Company's stock option plan.

Preferred Stock
At December 31, 2018 and 2017, the Company had (1) 150,000 shares of Initial Convertible Preferred Stock, (2) 576,190 shares of Series A Convertible Preferred Stock, and (3) 2,574,865 shares of Series B Convertible Preferred Stock issued and outstanding. The Initial Convertible Preferred stock has a liquidation preference of $2 per share ($300,000). The Series A Convertible Preferred Stock has a liquidation preference of $4 per share ($2,304,760). The Series B Convertible Preferred Stock has a liquidation preference in the amount paid by the holders (ranging from $2.50 to $4 per share, $7,360,960 in the aggregate). In the event of any liquidation event, the order of liquidation preference is as follows: the (1) Initial Convertible Preferred Stock, (2) Series A Convertible Preferred stock, and (3) Series B Convertible Preferred Stock.

Each share of Initial Preferred Stock is convertible into 2.4 shares of Common Stock, and both the Series-A and Series-B Convertible Preferred stock are each convertible into two (2) shares of Common Stock.

Note 7 – Stock-Based Compensation

In April 2007, the Company's shareholders adopted the 2007 Stock Incentive Plan ("2007 Plan"), providing for the grant of stock options and restricted stock awards to employees, non-employee service providers and Board members. Plan Options granted under the plan may include non-statutory stock options as well as incentive stock options intended to qualify under Section 422 of the Internal Revenue Code. Awards under the 2007 may be granted only during the ten years immediately following the effective date of the Plan.

Note 7 – Stock-Based Compensation, continued

During 2018, the Company's Board adopted the 2018 Stock Incentive Plan ("2018 Plan"), effectively replacing the 2007 Plan, to provide for the issuance of up to 5,000,000 shares of stock through the grant of stock options, restricted stock or restricted stock units. At December 31, 2018, no options had been granted under the 2018 Plan.

At December 31, 2018, the Company has options outstanding to purchase 6,117,470 shares of common stock under the 2007 Plan at exercise prices ranging from $0.05 to $2.00 per share and with remaining vesting periods of one to six years.

During 2018, the Company granted new options to purchase 824,800 shares of common stock at exercise prices of $1.00 and $2.00 and a weighted average grant date fair value of $0.20.

In December 2017, the Company (i) granted new options to purchase 1,378,834 shares of common stock and (ii) modified existing options to purchase 461,300 shares of common stock. The new and modified options are fully vested and carry an exercise price of $1.00 per share over a 5-year term.

The Company determined the grant date fair value of the options granted using the Black Scholes Method using the following assumptions:

	2018	2017
Expected Volatility	99% - 103%	69% - 106%
Expected Term	3.0 - 5.0 Years	5.0 Years
Risk Free Rate	2.29% - 2.52%	0.36% - 2.77%
Dividend Rate	0.00%	0.00%

The following is a summary of the Company's stock option activity:

	2018		2017	
	Number of Options	Weighted-Average Exercise Price	Number of Options	Weighted-Average Exercise Price
Outstanding at January 1	5,318,870	$ 0.35	5,318,870	$ 0.35
Granted	824,800	$ 1.52	1,378,834	$ 1.00
Exercised	(12,000)	$ 0.38	-	$ -
Expired	(14,200)	$ 0.20	(1,378,834)	$ 0.29
Outstanding at December 31	6,117,470	$ 0.74	5,318,870	$ 0.35

Note 7 – Stock-Based Compensation, continued

The following table summarizes stock option information at December 31, 2018 and 2017:

			December 31, 2018		
Exercise Price		Outstanding	Weighted Average Contractual Life (Years)	Exercisable
$	0.05	800,000	8.3	800,000
$	0.30	120,000	0.2	120,000
$	0.38	1,534,476	2.4	1,534,476
$	0.57	590,000	4.5	590,000
$	1.00	2,382,134	4.2	2,089,132
$	1.25	266,060	0.1	266,060
$	2.00	424,800	2.4	82,600
Total		6,117,470		5,482,268

At December 31, 2018, there was 635,202 shares unvested with an average grant date fair value of $.30 and approximately $195,000 of unrecognized compensation costs related to stock options which will be recognized through 2024. The Company will recognize forfeitures as they occur. Stock compensation expense for the years ended December 31, 2018 and 2017 was approximately and $70,090 and $910,300, respectively.

Note 8 – Related Party Transactions

Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's President on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's President was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017.

During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. See Note 5.

Note 9 – Commitments and Contingencies

The Company leased office space for its headquarters pursuant to operating agreements with a third party lessor. The lease expired during 2017. Total third party rent expense under the lease totaled approximately $10,100 for the year ended December 31, 2017.

Note 9 – Commitments and Contingencies, continued

From time-to-time, the Company may become involved in various claims and legal proceedings of a nature considered normal to its business. While it is not feasible to predict or determine the financial outcome of any proceedings, management does not believe that the resolve of unasserted claims and proceedings will result in a material adverse effect on the Company's financial position, results of operations or liquidity.

Note 10 – Profit Sharing Plan

The Company terminated its 401k plan in 2015. The 401k plan was liquidated during 2017.

Note 11 – Concentration of Credit Risks

For the years ended December 31, 2018 and 2017, revenues were generated from one customer.

Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash deposits in excess of the FDIC insured limit of $250,000. At times, such cash balances may be in excess of insured amounts. Amounts in excess of insured limits were approximately $448,000 and $123,000 at December 31, 2018 and 2017, respectively.

Note 12 – Significant Suppliers

The Company contracts for services related to its product development and testing from one biotechnology research company, which accounts for more than 40% of the Company' total operating expenditures.

Note 13 – Income Taxes

Components of income tax benefit are as follows for the years ended December 31:

	2018	2017
Current tax provision:		
Federal	$ -	$ -
State	-	-
Total	-	-
Deferred tax provision (benefit):		
Federal	237,853	237,108
State	10,803	25,313
Total	248,656	262,421
Change in valuation allowance	(248,656)	(262,421)
Total income tax expense (benefit)	$ -	$ -

Note 13 – Income Taxes, continued

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The tax effects of temporary differences that give rise to deferred tax assets and liabilities are summarized as follows as of December 31:

		2018		2017
Deferred tax assets:				
Net operating loss	$	2,320,469	$	2,320,094
Stock options		248,484		4,230
Tax credits		263,834		263,834
Charitable contribution carryforward		1,521		1,521
Depreciation		-		4,442
Amortization		116,633		108,164
Total deferred income tax assets		2,950,941		2,702,285
Deferred income tax liabilities:				
Depreciation		-		-
Total deferred income tax liabilities		-		-
Less: valuation allowance		(2,950,941)		(2,702,285)
Net deferred income tax asset	$	-	$	-

At December 31, 2018, the company had approximately $9.15M of net operating losses that begin expiring in 2032.

In assessing the ability to realize the deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent on the generation of future taxable income during the period in which these temporary differences become deductible.

Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carry back and carry forward periods) and projected future taxable income in making this assessment. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those deferred tax assets and liabilities are expected to be realized or settled. We record a valuation allowance to reduce deferred tax assets to the amount that is believed more-likely-than-not to be realized. We believe it is more-likely-than-not that forecasted income, together with the tax effects of the deferred tax liabilities and tax planning strategies, will not be sufficient to fully recover the net deferred tax assets. As such, all or part of the net deferred tax assets have been determined to not be realizable in the future, and therefore a full valuation allowance has been recognized in the current period.

Cytonics Corporation
Notes to the Financial Statements

Note 13 – Income Taxes, continued

The reconciliation of the income tax benefit is computed at the U.S. federal statutory rate is as follows at December 31:

	2018	2017
US Federal Statutory Tax Rate	21.00%	34.00%
Permanent Differences	0.00%	-0.02%
Change in Valuation allowance	-41.09%	-29.73%
Prior tax adjustments	20.09%	0.00%
Other Items	0.00%	-4.25%
Total	0.00%	0.00%

The open tax years subject to examination with respect to the Company's operations are 2015, 2016, and 2017.

On December 22, 2017, President Trump signed into law the "Tax Cuts and Jobs Act" (TCJA) that significantly reformed the Internal Revenue Code of 1986, as amended. The TCJA reduces the corporate tax rate to 21 percent beginning with years starting January 1, 2018. Because a change in tax law is accounted for in the period of enactment, the deferred tax assets and liabilities have been adjusted to the newly enacted U.S. corporate rate, however there is no related impact to the tax expense as the deferred tax assets and deferred tax liabilities were fully valued for both the periods ending December 31, 2018 and December 31, 2017.

EXHIBIT C
PDF of SI Website


CYTONICS®
RELIEF FOR OSTEOARTHRITIS
EXECUTIVE SUMMARY
Cytonics, founded in 2006, is a private research and development company focusing on molecular diagnostic and therapeutic products for chronic musculoskeletal diseases.
Our first product was a biomarker assay to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis.
We leveraged our deep understanding of the molecular etiology of osteoarthritis to develop our APIC system, a device which uses patients' own blood to treat damaged joints.
Current focus: Recombinant Protein Drug Development Program. We are currently developing a novel drug product to eradicate the pain and suffering associated with osteoarthritis once and for all.
We currently have 7 issued international patents, and 10 patents pending.
$1.8M
$18M
$10M
We have raised over $18M in fundi
including an investment from Johnson & Johnson

DOWNLOAD

Invest in Cytonics Corporation

Developing state-of-the-art diagnostics and therapeutics for osteoarthritis

Edit Profile

$1,000	$32,400,000	Crowd Note
Minimum	Valuation cap	Security Type

INVEST

Time Left 56d : 13h : 10m

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

Cytonics Corporation is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by Cytonics Corporation without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Company Highlights

- Raised over $15M to-date, including a $4M investment from Synthes (a Johnson & Johnson Company)
- The Company has executed licensing agreements for its FACT and APIC technologies, with a value up to $6M and 10% royalties on net sales
- The National Institute of Health (NIH) has awarded Cytonics nearly $1.8M in government grants
- 7 issued U.S. and international patents and 9 patents pending
- Founded by a leading orthopedic surgeon (21 years' experience) and backed by renowned physicians, researchers, and biotech investors

Fundraise Highlights

- Total Round Size: US $1,000,000
- Raise Description: Series C
- Minimum Investment: US $1,000 per investor
- Security Type: Crowd Note
- Valuation Cap: US $32,400,000
- Target Minimum Raise Amount: US $250,000
- Offering Type: Side by Side Offering

Cytonics is a leader in the field of regenerative medicine and is positioned to disrupt the space with their innovative biologic therapies for musculoskeletal diseases.

The Problem

Osteoarthritis (OA) is a crippling disease that is caused by the breakdown of cartilage within joints. While the exact cause of OA remains unknown, post-traumatic injuries (e.g., ACL tear) and age-related wear-and-tear of the joints significantly increase the incidence of the disease. Over 30 million people are treated for arthritis-related pain in the United States alone, placing a $185B burden on our healthcare system and economy. Missed work and excessive medical expenditure all result from the lack of an effective treatment. We believe the discovery of a safe, effective therapy for OA would have an enormous impact on the well-being of our nation's population and significantly reduce the burden placed on our economy.

Our Solution

Cytonics' solution to the OA problem is to deliver high concentrations of Alpha-2-Macroglobulin (A2M), a blood serum protein that has been shown to protect cartilage, into the joint space to slow and eventually halt the progression of arthritis.

We leveraged our understanding of the molecular forces that cause osteoarthritis to develop the "Autologous Platelet Integrated Concentration" (APIC) system, a device which concentrates A2M from patients' own blood to treat damaged joints. The APIC technology has treated over 6,000 patients nationwide, and has been shown to slow cartilage degradation, alleviate pain, and eventually halt the progression of OA.

Our current focus is on the development of CYT-108, a biologic therapy that was modeled after the naturally occurring A2M molecule found within blood. CYT-108 is a synthetic version of the A2M molecule that we hypothesize is more effective and 2-4x more potent than naturally occurring A2M. If approved by the FDA, CYT-108 will be the only therapy we are aware of that addresses the root causes of osteoarthritis and has the potential to cure this disease.

Product & Service

PROFILE MENU

Our Science (A2M)

Alpha-2-Macroglobulin (A2M) is a naturally occurring blood serum protein involved in blood clot formation. A2M is also a well characterized, broad-spectrum protease inhibitor that has demonstrated potent inhibitory activity against the proteases that destroy cartilage in osteoarthritis (OA).

Unfortunately, the levels of naturally occurring A2M may be too low to lend therapeutic benefit to damaged joints. Delivering high concentrations of A2M directly into afflicted joints, however, has been shown to inhibit these cartilage-destroying proteases, slowing and potentially halting the progression of OA.

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

The FACT Diagnostic

Our flagship product, the Fibronectin-Aggrecan Complex Test (FACT), detects the presence of the Fibronectin-Aggrecan Complex (FAC) in samples of patients' joint fluid. A positive readout indicates that the patient's cartilage is damaged due to overactive proteases, and that the patient would benefit from our APIC treatment. We licensed the FACT to Synthes (acquired by Johnson & Johnson) in 2010 for $5M. The FACT is currently sold by our national distributor (A2MCyte) directly to orthopedic physicians.

The APIC System

The APIC system isolates A2M found naturally in the bloodstream, producing a concentrated solution that is then injected into the damaged joint. This is achieved by centrifuging patient's blood, then filtering out proteins that could cause damage to the joint while retaining the therapeutic A2M. The clinical success of our APIC therapy is evident--over 6,000 patients have been treated to-date. We licensed our technology to a national distributor (A2MCyte) for $850,000 upfront and 10% royalties on net sales. To-date, A2MCyte has sold over 6,000 kits directly to physicians. A2MCyte anticipates a dramatic growth in sales in 2019 as the company was recently acquired by a much larger international distributor, effectively doubling the sales force and giving access to international markets.

Testimonials*

"I have been using Cytonics' Alpha-2-Macroglobulin kits to treat various joint pains, mostly in the knee. This is part of my regenerative medicine practice. I've seen remarkable results such that I have suggested that my wife and my son undergo treatments. The treatments were remarkably successful in both of them. I am very pleased and I'm looking forward to having this product [CYT-108] available more easily off-the-shelf and approved by insurance. I expect a huge demand for it."

- L. Rosenfield, MD

"I [have] suffered [from] prolonged pain from a partial tear in my right Achilles tendon... After almost eight months of therapy and various treatments, R. Grossman, MD told me about Cytonics and the available A2M treatment. I received my first injection in April of 2018 and within weeks the large nodule in my Achilles had shrunk significantly... The A2M therapy has given me my life back."

- D. Bobb, patient

**The above individuals were not compensated for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.*

The Next Generation A2M Therapy: CYT-108

We leveraged our understanding of protein engineering to create a synthetic version of the naturally occurring A2M protein, dubbed "CYT-108." CYT-108 was engineered with a special "bait region" located in the center of the protein, responsible for trapping the destructive proteases that are upregulated in osteoarthritis. This engineered bait region makes CYT-108 more potent than the naturally occurring (wild-type) A2M. We have contracted Goodwin Biotechnology, a contract research organization, to purify industrial-scale quantities of CYT-108 for pre-clinical experiments and FDA clinical trials. We expect to begin pre-clinical trials in late-2019.

Gallery

What is Osteoarthritis and Why is it a Problem?

from **Cytonics Corporation**

Wh
from

What is Osteoarthritis and Why is it a Problem?.

This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

Media Mentions

PROFILE MENU









Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest

Team Story

Gaetano Scuderi, MD, a fellowship-trained spine surgeon and former Stanford professor, began his quest to find the source of joint pain by assuming that there must be some compound that forms when cartilage begins to degrade due to arthritis. If such a biomarker could be located, then it could become an objective test for the presence of arthritis in joints, and hint at the cause of the cartilage damage. Dr. Scuderi examined the joint fluid from colleagues, employees, and even family members for biomarkers. Dr. Scuderi's first published paper (2006) attracted the attention of the Stanford Medical community, which became instrumental in conducting research and raising funds for the company. In 2006, Dr. Scuderi made a key hire, Lewis Hanna, PhD, an experienced R&D leader in biologic therapeutics. This research team created a specialty cartilage research lab focused on developing biologic solutions for osteoarthritis, giving birth to the APIC system and CYT-108. In 2018, Dr. Scuderi hired Joey Bose as President to oversee the drug development program. With the expert guidance of business, scientific, and regulatory consultants, Dr. Scuderi was able to form a critical mass of scientific and business expertise within the company.

Founders and Officers

Gaetano Scuderi, Md

FOUNDER AND CHAIRMAN OF THE BOARD

Gaetano Scuderi, MD is the Founder and CEO of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.

Key Team Members

Joey Bose

President

Antonio Carvalho, Cpa

CEO and CFO

Lewis Hanna, Ph.D.

Chief Scientific Officer

Notable Advisors & Investors

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sh
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQ
SeedInvest

Jason M. Cuellar, MD PhD
Advisor, Scientific Advisor

David C. Yeomans, PhD
Advisor, Scientific Advisor

Wayne Olan, Md
Advisor, Medical Advisor

Thomas San Giovanni, Md
Advisor, Medical Advisor

Raymond Golish, MD, PhD, Mba
Advisor, Regulatory Advisor

Joseph Buckwalter, Md
Advisor, Medical Advisor

Martin Angst, Md
Advisor, Medical Advisor

Geoff Abrams, Md
Advisor, Medical Advisor

Joey Bose
Advisor, Scientific Advisor

Raymond Johnson
Advisor, Corporate Strategy Advisor

Q&A with the Founder

Q: Why did the company change names in 2007?
Cytonics Corporation: We wanted a name that was more reflective of the focus of our technology: Cyt + tonic = cell + elixir. This name is more reflective of the discovery of the cytokines that damage cartilage in OA and our treatment which attenuates their deleterious activity.

Q: Please explain Dr. Scuderi's day-to-day role at Cytonics. Does Dr. Scuderi currently have any engagements outside of his role at Cytonics?
Cytonics Corporation: Dr. Scuderi is involved in the high-level decision making of the company. He has been instrumental in both the R&D and financing aspects of the company, and maintains close relationships with many doctors and scientists in the regenerative medicine space. Dr. Scuderi is a practicing orthopedic surgeon, who also teaches Jiu Jitsu (owner of Scuderi Self Defense; Jupiter, FL) and serves as an expert witness for medical malpractice cases.

Q: How is Raymond Johnson currently employed?
Cytonics Corporation: Raymond Johnson is an external advisor to the company and is employed on a consulting basis. He contributes 5 to 15 hours per month in his performance of these duties and is compensated at the rate of $250 per hour for his services. He does not have an employment or consulting contract with the company. Mr. Johnson advises the company on matters of fund raising, licensing agreements, personnel, investor relations, budgeting, and corporate finance.

Q: Why is this executive team the right team to be executing on Cytonics' strategy? Are there any gaps in the team? If so, what and how does the company plan to fill these?
Cytonics Corporation: Cytonics has a qualified team of MDs, PhDs, and MBAs who are highly experienced in all aspects of biotechnology research and development. Our founder and chairman, Dr. Gaetano Scuderi, has been recognized as one of the top spine surgeons in the country and has been a professor and researcher at Stanford University. He leads our team of other top orthopedic surgeons who have contributed their clinical knowledge and drug trial experience to Cytonics from the company's onset. Dr. Lewis Hanna, our de facto Chief Scientific Officer, has over 40 years' experience leading biotech research teams for Fortune 500 pharmaceutical companies. He leads our team of PhD researchers in the development of our recombinant protein therapeutics. Our president, Mr. Joey Bose, has significant experience in protein engineering and in healthcare investment banking. His cross-over skillset enables him to effectively manage the development of the company and its therapeutic assets. The company will continue to hire research, clinical trial, and management staff on a direct and contract basis as required.

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

Q: Please identify the major risks to Cytonics' R&D roadmap through to commercialization of CYT-108.

Cytonics Corporation: The major impediment to our proposed R&D roadmap is demonstrating the clinical success of CYT-108 in the stages of FDA clinical trials. There are many reasons why a drug that has demonstrated efficacy may fail, including statistical reasons an insufficiently "powered" test ("Power" is the probability of correctly rejecting the null hypothesis in favor of the alternative hypothesis). We can mitigate this risk by estimating the therapeutic effect we expect in the clinical trials, based upon previous experiments, and ensuring that the study has enough participants to be appropriately powered. Other reasons that the drug might fail in clinical trials include: (1) Poor study design, (2) Poor purification of the drug product, and (3) Adverse events. We will mitigate these risks by (a) Working closely with the FDA to ensure that our proposed study protocols are comprehensive, (b) rigorously testing our purified CYT-108 in vitro, and (c) Conducting a Pilot Study ahead of the Pre-Clinical study to monitor the potential adverse effects of CYT-108 in large animals, then modifying the model, dose, and dosing schedule accordingly. On the commercial side, the major impediment to getting CYT-108 to market comes from identifying a strategic partner or acquirer to bring the drug to market. Given the massive unmet need for an effective treatment for OA, our relationship with J&J, the clinical success of our APIC therapies, and the general excitement in the regenerative medicine community, we believe that we have a high probability of partnering with a large institution to bring CYT-108 to market (or selling the developed asset to a large pharmaceutical company).

Read more answers from the founder ↓

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

Fundraising Description

Round type:	Series C
Round size:	US $1,000,000
Minimum investment:	US $1,000
Target Minimum:	US $250,000

Key Terms

Security Type:	Crowd Note
Conversion discount:	20.0%
Valuation Cap:	US $32,400,000
Interest rate:	5.0%
Note term:	24 months

Additional Terms

Investment Proxy Agreement	All non-Major Purchasers will be subject to an Investment Proxy Agreement ("IPA"). The IPA will authorize an investment Manager to act as representative for each non-Major Purchaser and take certain actions for their benefit and on their behalf. Please see a copy of the IPA included with Company's offering materials for additional details.
Custody of Shares	Investors who invest $50,000 or less will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While Cytonics has set an overall target minimum of US $250,000 for the round, Cytonics must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments below $20,000. For further information please refer to Cytonics's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised


CYT-108 Purification
Pilot Animal Study
Reg A+ Fundraising Marketing Expenses

If Maximum Amount Is Raised


CYT-108 Purification
Pilot Animal Study
GMP Production of CYT-108 for Clinical Study
Reg A+ Fundraising Marketing Expenses

Investor Perks

Invest by 4/1/19 and receive the next tier up from your investment perks (e.g., invest $15,000 and receive the $25,000-level perks)

PROFILE MENU

- $15,000 – Complimentary consultation with a qualified physician (regional availability may differ), plus participation in scheduled quarterly calls with Cytonics' senior management

• $25,000 – All of the above, plus complementary APIC kit (sent to a qualified physician, regional availability may differ)

Highlights

• $50,000 – All of the above, plus paid airfare to visit our research facilities and a dinner with Cytonics' senior management, plus a complimentary consult with Gaetano Scuderi, MD and APIC treatment

Overview

• $100,000 – All of the above, plus complimentary flight (for two) to Jupiter, FL for a weekend stay at the Jupiter Beach Resort, plus invitation to annual updates (dinners, calls) with Cytonics' senior management

Product & Service

• $200,000 – All of the above, plus an active role in CYT-108 development, plus complimentary admission to industry conferences that Cytonics attends (such as the American Academy of Orthopedic Surgeons Annual Meeting)

The Team

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Cytonics Corporation's prior rounds by year.

Financial Discussion

Market Landscape

Data Room

0 comments

FAQs

SeedInvest



This chart does not represent guarantees of future valuation growth and/or declines.

Seed

Round Size	US $300,000
Closed Date	Nov 30, 2009
Security Type	Preferred Equity

Series A

Round Size	US $2,304,760
Closed Date	Nov 30, 2009
Security Type	Preferred Equity

Series B

Round Size	US $7,630,960
Closed Date	Jan 5, 2016
Security Type	Preferred Equity

Bridge

Round Size	US $794,000
Closed Date	Oct 15, 2018
Security Type	Crowd Note
Valuation Cap	US $32,400,000

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest

Cytonics Corporation (the "Company") is a research and development company that develops therapies and diagnostics for back and joint pain, which it then licenses to unrelated third parties. The Company was incorporated in the State of Florida under the name Gamma Spine, Inc. on July 19, 2006 and was renamed Cytonics Corporation on April 17, 2007.

As shown in the accompanying financial statements, attached as Exhibit B, the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we had approximately $772,330 in cash on hand as of December 31, 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C and should be reviewed in their entirety. The financial statements of the Company are attached to the Form C as Exhibit B.

Market Landscape



The US-market for an effective treatment for osteoarthritis (OA) was estimated by examining Hyaluronic Acid (HA) sales in years past. HA is a "viscosupplementation" therapy that is commonly used to treat OA. These figures do not take into account the sale of corticosteroids and pain relievers as treatments for OA (both corticosteroids and pain relievers are sold for other applications, so estimating the percentage of sales attributed to treating OA is not practical). The actual market is likely much larger.
https://www.grandviewresearch.com/industry-analysis/hyaluronic-acid-market?utm_source=google&utm_medium=cpc&utm_campaign=AdWords_HyaluronicAcid_Type2_Healthcare&gclid=Cj0KCQiAwc7jBRD8ARIsAKSUBHJcQ9vJ710LSPKIezGizLEJaugYEPVH6mLYADoCJOLZ_VJxxjUR3X0aApL1EALw

Osteoarthritis (OA) is a degenerative disease that erodes the cartilage within joints as either part of the natural aging process or due to trauma.

Over 30 million Americans currently suffer from OA, and with the aging population the incidence of OA is projected to reach 25% of the adult population in the US by 2030. Over 6 million Americans are treated for post-traumatic OA, which occurs frequently in athletes that experience injury (e.g. ACL tear) on the field.

Over $185 billion is spent on treating OA every year. An effective treatment for OA would have a tremendous impact on both human well-being and the economic burden of the disease.

The market for treatment for OA can be approximated by examining the sales of TNA-alpha inhibitors ($30B), the class of drugs that treated OA's sister, rheumatoid arthritis (RA). The incidence of OA is 6 times higher than that of RA, implying that the global market for OA is greater than $180 billion.

Currently, limited treatment options exist for OA, and those treatment options are palliative - they treat the symptoms but not the root causes of the disease. We believe an effective treatment must address OA at its source (the upregulation of proteases within joints), and target the molecular forces that destroy the cartilage and cause joint pain and inflammation. Cytonics' A2M therapy is one of the only therapies on the market that achieves that aim. Further, we believe that our synthetic A2M drug product, CYT-108, will be the only biologic therapy with the potential to completely halt the progression of osteoarthritis.

Risks and Disclosures

Risks Related to the Company's Business and Industry

The founder of the company, as well as the previous CEO are no longer full-time employees of the company. Although they sit on the board, they are not fully engaged employees and have outside interests. As a result, these individuals may not devote all of their time to the business, and may from time to time serve as employees, officers, directors and consultants of other companies. These other companies may have interests in conflict with the Company.

The commercial success of the Company's products will depend upon attaining market acceptance of these products among physicians, healthcare payors, and the medical community. Success will depend, in part, on the acceptance of the Company's products as safe, useful and, with respect to providers, cost effective. It is not certain how quickly, if at all, physicians will accept these products or, if accepted, how frequently they will be used. Products and planned or future products that the Company may develop or market may never gain broad market acceptance among physicians and the medical community for some or all of the targeted indications. Healthcare providers must believe that our products offer benefits over alternative treatment methods. The degree of market acceptance of any of the Company's products will depend on a number of factors, including:

- whether physicians and others in the medical community consider the products to be safe and cost effective treatment methods;

- the potential and perceived advantages of the products over alternative treatment methods; t

- the prevalence and severity of any side effects associated with using the products/treatments;

- product labeling or product insert requirements by the FDA or other regulatory authorities;

- limitations or warnings contained in the labeling cleared or approved by the FDA or other authorities;

- the cost of treatment in relation to alternative treatments methods

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

- the convenience and ease of use of the products relative to alternative treatment methods;
- pricing pressure, including from group purchasing organizations ("GPOs"), seeking to obtain discounts on products based on the collective buying power of the GPO members;
- the availability of coverage and adequate reimbursement for procedures using our products from third-party payors, including government authorities;
- the willingness of patients to pay out-of-pocket in the absence of coverage and adequate reimbursement by third-party payors, including government authorities;
- the ability to provide incremental clinical and economic data that show the safety, clinical efficacy and cost effectiveness of, and patient benefits from, the products; and
- the effectiveness of our sales and marketing efforts for our products.

In the future, the Company's products may become obsolete, which would negatively affect operations and financial condition. The medical device industry is characterized by rapid and significant change. There can be no assurance that other companies will not succeed in developing or marketing devices and products that are more effective than the Company's treatments or that would render the Company's products or treatments obsolete or noncompetitive. Additionally, new surgical procedures, medications, and other therapies could be developed that replace or reduce the importance of its products. Accordingly, the Company's success will depend in part on the ability to respond quickly to medical and other changes through the development and introduction of new products. Product development involves a high degree of risk, and there can be no assurance that new product development efforts will result in any commercially successful products.

The company advertised its intention to crowdfund via Twitter on May 31 2018, though there was no offering ongoing at the time. This action may have been in violation of SEC rules, as the SEC proscribes any "offers" of securities, either publicly or privately prior to the filing of the Form C. Any communication made prior to filing the Form C may be construed as an unregistered offer of securities made in violation of Section 5 of the Securities Act — a "Bad Act" that could prevent the Company from being able to use Regulation CF, Rule 506, or Regulation A in the future.

The CEO is not a founder of the company and has been employed with the Company for approximately one year. Although the CEO has experience working in the healthcare industry, he has never run a biotechnology company before. Biotechnology companies are subject to unique challenges and idiosyncrasies which may be difficult to anticipate for one new to the space or market. In particular, biotechnology companies are subject to heavy regulation and scrutiny, legal liability, compliance challenges, intense technological change, among other challenges.

The salescycle of the Company's FACT and APIC products cycle is long and may be unpredictable, which can result in variability of its financial performance. Additionally, long sales cycles may negatively affect the Company's cash flow which adversely affect its operational capacity. The Company's results of operations may fluctuate, in part, because of the resource-intensive nature of its sales efforts and the length and variability of the sales cycle. A sales cycle is the period between initial contact with a prospective customer and any sale of its products. The sales process involves educating customers about the Company's products, participating in extended products evaluations and configuring the products to customer-specific needs. The length of the sales cycle, from initial contact with a customer to the execution of a purchase order, is generally 6 to 24 months. During the sales cycle, the Company may not receive enough cash receipts to continue to finance its R&D efforts (the principal expense of the Company). It is difficult to predict when, or even if, the distributor's sales force will make a sale to a potential customer or if the distributor can increase sales to existing customers. As a result, the Company may not recognize royalty revenue from sales efforts for extended periods of time, or at all. The loss or delay of one or more large transactions in a quarter could impact its results of operations for that quarter and any future quarters for which revenue from that transaction is lost or delayed.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company is not able to raise sufficient capital in the future, the Company will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The Company may raise additional capital, which may cause dilution to existing stockholders, restrict the Company's operations or require it to relinquish rights on unfavorable terms. Additionally, the company has outstanding convertible notes of approximately $800,000 which will convert in the future and may dilute investors in this round upon conversion. The Company may seek additional capital through a variety of means, including through public or private equity, debt financings or other sources, including up-front payments and milestone payments from strategic collaborations. To the extent that the Company raises additional capital through the sale of equity or convertible debt or equity securities, an investor's ownership interest will be diluted, and the terms may include liquidation or other preferences that adversely affect shareholder rights. Such financing may result in dilution to stockholders, imposition of debt covenants, increased fixed payment obligations, or other restrictions that may affect the Company's business.

The Company's business model is capital intensive. The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan. In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If the Company are not able to raise sufficient capital in the future, it will not be able to execute its business plan, its continued operations will be in jeopardy and it may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

The reviewing CPA has included a "going concern" note in the reviewed financials. In particular, the notes to the financial statements provide that "the Company has sustained a net loss of approximately $0.6 million for the year ended December 31, 2018 and has an accumulated deficit at December 31, 2018 of approximately $15.4 million. To date, the Company has funded its research and development and operating activities through sales of debt and equity securities, grant funding and licenses of its products. The Company intends to continue to seek funding through investments by strategic partners and from private and public sales of securities until such time that the Company generates sufficient cash flow to sustain its operations. There is no guarantee that the Company will be able to raise sufficient capital or generate a level of revenues to sustain its operations. Management believes that the Company's capital requirements depend on many factors, including liquidity necessary for the continued development and marketing of its products."

Success in early preclinical studies may not be indicative of results obtained in later preclinical studies and clinical trials. The Company's products may not have been evaluated in human clinical trials, and the Company may experience unexpected or adverse results in the future. The Company will be required to demonstrate through adequate and well-controlled clinical trials that its products are safe for humans and effective for indicated uses before it can seek regulatory approvals for commercial sale. The positive results it has observed in preclinical trials may not be predictive of outcomes in future clinical trials. Its products may also fail to show the desired safety and efficacy in later stages of clinical development even if they successfully advance through initial clinical trials. The clinical trial process may fail to demonstrate that the product is safe for humans and effective for indicated uses, which may cause the Company to abandon certain products or therapies. Many companies in the biotechnology industry have suffered significant setbacks in late-stage clinical trials after achieving positive results in early-stage development and there is a high failure rate for product candidates proceeding through clinical trials. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval. Regulatory delays or rejections may be encountered as a result of many factors, including changes in regulatory policy during the period of product development, failure to perform in accordance with FDA good clinical practices or applicable regulatory guidelines in the EU and other countries, selection of clinical endpoints that require prolonged periods of clinical observation or analysis of the resulting data, or changes in regulatory requirements and guidance that require amending or submitting new clinical protocols. In addition, the design of a clinical trial can determine whether its results will support approval of a product, and flaws in the design of a clinical trial may not become apparent until the clinical trial is well advanced. The Company cannot be certain that it will not face these or similar setbacks.

The Company conducts business in a heavily regulated industry and if it fails to comply with these laws and government regulations, it could incur penalties or be required to make significant changes to its operations or experience adverse publicity, which could have a material adverse effect on its business, financial condition, and results of operations. The biotech industry is heavily regulated and closely scrutinized by federal, state and local governments. Comprehensive statutes and regulations govern the manner in which the Company provides and bills for services and collects reimbursement from governmental programs and private payors, contractual relationships with Providers, vendors and Clients, marketing activities and other aspects of its operations. Because of the breadth of these laws and the narrowness of the statutory exceptions and safe harbors available, it is possible that some of the Company's business activities could be subject to challenge under one or more of such laws. Achieving and sustaining compliance with these laws may prove costly. Failure to comply with these laws and other laws can result in civil and criminal penalties such as fines, damages, overpayment recoupment loss of enrollment status and exclusion from the Medicare and Medicaid programs. The risk of the Company being found in violation of these laws and regulations is increased by the fact that many of them have not been fully interpreted by the regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. The Company's failure to accurately anticipate the application of these laws and regulations to the business or any other failure to comply with regulatory requirements could create liability for us and negatively affect the business. Any action against us for violation of these laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses, divert management's attention from the operation of the business and result in adverse publicity.

The Company relies heavily on their technology and intellectual property, but they may be unable to adequately or cost-effectively protect or enforce their intellectual property rights, thereby weakening their competitive position and increasing operating costs. To protect their rights in our services and technology, they rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. They also rely on laws pertaining to trademarks and domain names to protect the value of their corporate brands and reputation. Despite their efforts to protect their proprietary rights, unauthorized parties may copy aspects of their services or technology, obtain and use information, marks, or technology that they regard as proprietary, or otherwise violate or infringe their intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If they do not effectively protect their intellectual property, or if others independently develop substantially equivalent intellectual property, their competitive position could be weakened.

Effectively policing the unauthorized use of their services and technology is time-consuming and costly, and the steps taken by them may not prevent misappropriation of their technology or other proprietary assets. The efforts they have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of their services, use similar marks or domain names, or obtain and use information, marks, or technology that they regard as proprietary. They may have to litigate to enforce their intellectual property rights, to protect their trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

The Company depends on the performance of distributors and other resellers. The Company distributes its products through distributors and value-added resellers, which may also distribute products from competing manufacturers. Many resellers have narrow operating margins and have been adversely affected in the past by weak economic conditions. Such a perception could discourage resellers from investing resources in the distribution and sale of the Company's products or lead them to limit or cease distribution of those products. The Company will not invest in any of these programs. The Company plans to receive upfront payments from the licensing agreements once they expire (in late 2020). The distributors will be responsible for the programs. The financial condition of these resellers could weaken, these resellers could stop distributing the Company's products, or uncertainty regarding demand for the Company's products could cause resellers to reduce their ordering and marketing of the Company's products.

The Company depends on a limited number of distributors for a substantial majority of its revenue. If the Company fails to retain or expand its relationships or its distributor reduces their commitments, its revenue could decline significantly. As a result of this concentration, the Company's revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions and actions of its significant distributor. In the future, any significant distributor may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase the Company's solutions at all, which could cause its revenue to decline materially and materially harm its financial condition and results of operations. If the Company is not able to diversify its distributor base, it will continue to be susceptible to risks associated with concentration.

The Company depends on profitable royalty-bearing licenses of its technology, and if it is unable to maintain and generate such license agreements, then it may not be able to sustain existing levels of revenue or increase revenue. The Company depends on profitable licensing of exclusive sales, marketing, and distribution rights. If the Company is unable to maintain such license agreements and to continue to develop new license arrangements, then it may not have the resources to identify new technology-based opportunities for future patents and inventions in order to maintain sustainable revenue and growth. The Company's current or future license agreements may not provide the volume or quality of royalty revenue to sustain its business. In some cases, other technology sources may compete against us as they seek to license and commercialize technologies. These and other strategies may reduce the number of sources and potential clients to whom it can market services. The Company's inability to maintain current relationships and sources of technology or to secure new licensees, may have a material adverse effect on our business and results of operations.

The Company has conducted the following transactions with related persons. Upon expiration of the Company's office lease in 2017, the Company began leasing space from the Company's founder on a month-to-month basis for $2,000 monthly. Total rent expense incurred on space leased from the Company's founder was $24,000 for year ended December 31, 2018. Rent was not being charged for use of the space in 2017. During 2018, the Company issued two (2) convertible notes, each in the principal amount of $50,000 to related parties. The Notes bear interest at a rate of 10% per year, payable quarterly, on March 31, June 30, September 30 and December 31 of each year, with a maturity date of June 30, 2021.

The Company has not filed a Form D for its prior offerings of securities. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the Crowd Notes reach their maturity date, investors (by a decision of the Crowd Note holders holding a majority of the principal amount of the outstanding Crowd Notes) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the Crowd Notes into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus outstanding interest or the amount of preferred shares they would have been able to purchase using the

PROFILE MENU

Highlights
Overview
Product & Service
The Team
Q&A with Founder
Term Sheet
Investor Perks
Prior Rounds
Financial Discussion
Market Landscape
Data Room
0 comments
FAQs
SeedInvest

valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $32,400,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert at a discount of 20, or based on a $32,400,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $32,400,000 valuation cap, so you should not view the $32,400,000 as being an indication of the Company's value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 61% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Representatives of SI Securities, LLC are affiliated with SI Advisors, LLC ("SI Advisors"). SI Advisors is an exempt investment advisor that acts as the General Partner of SI Selections Fund I, L.P. ("SI Selections Fund"). SI Selections Fund is an early stage venture capital fund owned by third-party investors. From time to time, SI Selections Fund may invest in offerings made available on the SeedInvest platform, including this offering. Investments made by SI Selections Fund may be counted towards the total funds raised necessary to reach the minimum funding target as disclosed in the applicable offering materials.

Data Room

NAME	TYPE
Pitch Deck and Overview (1 file)	Folder

Join the Conversation

Be the first to post a comment or question about .

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

Say something here...

POST

Frequently Asked Questions

About Side by Side Offerings

Highlights

Overview

Product & Service

The Team

Q&A with Founder

Term Sheet

Investor Perks

Prior Rounds

Financial Discussion

Market Landscape

Data Room

💬 0 comments

❓ FAQs

✉ SeedInvest

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.

Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

Making an Investment in Cytonics Corporation

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by Cytonics Corporation. Once Cytonics Corporation accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to Cytonics Corporation in exchange for your securities. At that point, you will be a proud owner in Cytonics Corporation.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:

1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or passport
5. ABA bank routing number and checking account number (typically found on a personal check or bank statement)

If you are investing under Rule 506(c) of Regulation D, your status as an Accredited Investor will also need to be verified and you will be asked to provide documentation supporting your income, net worth, revenue, or net assets or a letter from a qualified advisor such as a Registered Investment Advisor, Registered Broker Dealer, Lawyer, or CPA.

After My Investment

What is my ongoing relationship with the Issuer?
You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC
2. The company has filed at least one annual report, but has no more than 300 shareholders of record
3. The company has filed at least three annual reports, and has no more than $10 million in assets
4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a)(6)
5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

Other General Questions

What is this page about?
This is Cytonics Corporation's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the Cytonics Corporation's Form C. The Form C includes important details about Cytonics Corporation's fundraise that you should review before investing.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $1 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Reg CF offering during any 12-month period:

- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000.

Separately, Cytonics Corporation has set a minimum investment amount of US $1,000.
Accredited investors investing $20,000 or over do not have investment limits.

How can I sell my securities in the future?
Currently there is no market or liquidity for these securities. Right now Cytonics Corporation does not plan to list these securities on a national exchange or another secondary market. At some point Cytonics Corporation may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when Cytonics Corporation either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

How can I (or the company) cancel my investment under Regulation CF?
For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your portfolio page.

What if I change my mind about investing?
If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your portfolio page.

EXHIBIT D
Investor Deck



CYTONICS

RELIEF FOR OSTEOARTHRITIS

®

DISCLAIMER & FORWARD LOOKING STATEMENTS

This presentation (the "Presentation") has been prepared by Cytonics Corporation ("Cytonics" or the "Company") and is being delivered to parties who may be interested in considering a potential transaction with or investment in the Company. This Presentation does not purport to be all-inclusive or to necessarily contain all the information that a prospective participant in a transaction may desire. By the acceptance hereof, each recipient agrees that neither it nor its agents, representatives, directors, officers, or employees will copy, reproduce or distribute to others this Presentation, in whole or in part, at any time without the prior written consent of the Company and that it will cause its agents, representatives, directors, officers, and employees to keep confidential all information contained herein not already in the public domain and will use this Presentation for the sole purpose of evaluating any potential transaction or investment in the Company.

No money or other consideration is being solicited at this time via this presentation or any other communication and, if sent to Cytonics will not be accepted will be promptly returned. A subscription for our securities will be made pursuant to an agreement to be entered into between the subscriber and Cytonics. Any indications of interest in Cytonics' securities offering involves no obligation or commitment of any kind. Cytonics may choose to make an offering to some, but not all, of the people who indicate an interest in investing, and that offering may not be made under Regulation D under the Securities Act of 1933, as amended. This information shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

While the information contained herein is believed to be accurate, the Company, their affiliates, and their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, and other representatives each expressly disclaims any and all liability for representations, expressed or implied, contained in or omitted from this Presentation or any other written or oral communications transmitted to any interested party in the course of its evaluation of the Company. Nothing contained herein is or shall be relied upon as a promise or representation by the Company or their affiliates or any of their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, or other representatives as to the past or future performance of the Company. Only those particular representations and warranties made by the Company in a written definitive agreement, when and if one is executed, and subject to such limitations and restrictions as may be specified in such agreement, shall have any legal effect.

The Presentation may include certain statements, estimates and projections provided by the Company with respect to anticipated future performance ("forward looking statements"). Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate, or imply future results, performance or achievements, and may contain the words "estimate," "project," "intend," "forecast," "anticipate," "plan," "planning," "expect," "believe," "will likely," "should," "could," "would," "may" or words or expressions of similar meaning. Such statements, estimates and projections reflect significant assumptions and subjective judgments by management of the Company concerning anticipated results. These assumptions and judgments may or may not prove to be correct and there can be no assurance that any projected result will be attainable or will be realized. As events and circumstances frequently do not occur as expected, there will usually be differences between anticipated and actual future performance, and those variances may be material. None of the Company, or its affiliates or any of their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, or other representatives makes any representations or warranties as to their accuracy or completeness. Hence, the reader of this material is cautioned not to place undue reliance on these forward looking statements.

By acceptance hereof, each recipient individually or together with its agents, representatives, and advisors acknowledges and agrees that it is capable of evaluating the merits and risks of any transaction with the Company. In determining whether to proceed with a potential transaction, each recipient must rely on its own examination and due diligence with respect to the Company, its operations and its products, as well as the terms of any potential transaction, including the merits and risks involved. Each recipient acknowledges that it will consult and rely on its own business, tax, accounting, legal advisors, and others in connection with its evaluation of any potential transaction.

Except where otherwise indicated, this Presentation speaks as of the date hereof. Neither the delivery of this Presentation nor the completion of any transaction involving the Company shall, under any circumstances, create any implication that there has been no change in the affairs of the Company since the date hereof. In furnishing this Presentation, none of the Company, or its affiliates or any of their respective stockholders, members, partners, directors, managers, officers, employees, agents, advisors, or other representatives undertakes any obligations to update any of the information contained herein.

CYTONICS.













EXECUTIVE SUMMARY

Cytonics, founded in 2006, is a **private research and development company** focusing on molecular diagnostic and therapeutic products for **chronic musculoskeletal diseases**.

Our first product was a **biomarker assay** to determine whether painful joints are experiencing breakdown of the articular cartilage, which is the hallmark of osteoarthritis.

We leveraged our deep understanding of the molecular etiology of osteoarthritis to develop our **APIC system**, a device which uses patients' own blood to treat damaged joints.

Current focus: **Recombinant Protein Drug Development Program**. We are currently developing a novel **drug product** to eradicate the pain and suffering associated with osteoarthritis once and for all.

We currently have **6 issued international patents**, and **9 patents pending**.

$1.8M

We were awarded **$1.8M** in **NIH grants** to pursue our innovative research into discovering treatments for osteoarthritis

$18M

We have raised over **$18M** in **funding***, including an **investment** from **Synthes** (a **Johnson & Johnson company**)

6,000

Over **6,000 patients** treated with our **APIC** technology

Note: Total funding includes the acquisition costs for exclusive sales licenses to our FACT™ and APIC™ products

CYTONICS®



THE PROBLEM (Osteoarthritis)

Osteoarthritis (OA) is a degenerative disease that erodes the articular cartilage that protects your joints.

Who Suffers From OA?

OVER
27 Million
AMERICANS

Over 27M Americans currently suffer from OA, and with the **aging population** incidence of OA is projected to reach 25% of the adult population in the US by 2030

25%
of adults by
the year 2030

OVER
6 Million
ATHLETES

Over 6M Americans are treated for **post-traumatic OA**, which occurs frequently in athletes that experience injury (e.g., **ACL tear**) on the field.

OVER
$180 Billion Per Year
is spent treating OA

An effective treatment for OA would have a tremendous impact on both **human well-being** and the **economic burden** of the disease, as over $180B is spent treating OA per year.

CYTONICS®



THE PROBLEM (Osteoarthritis)

OA is caused by hyperactive proteases, a class of catabolic enzymes that chew away at the cartilage matrix.

A successful treatment must address these molecular forces.

HYPERACTIVE PROTEASES

(Cartilage breakdown caused by proteases)



CURRENT THERAPIES

- Non-steroidal Anti-inflammatory Drugs (e.g., Advil)
- Hyaluronic Acid (Essential component of cartilage)
- Corticosteroids (e.g., Prednisone)

- Temporary symptomatic relief
- Treats symptoms, not cause
- Many side effects

Limited treatment options for OA exist, and the current therapies are palliative. They address the symptoms, but **fail to address the root cause** of the pain and inflammation, which is cartilage damage due to activity of proteases within the arthritic joint.

CYTONICS®

The market for a treatment for OA can be approximated by examining the **sales of TNF-alpha inhibitors**, the class of drugs that treated OA's sister, **Rheumatoid Arthritis (RA)** . The **incidence of OA is 6 times higher than that of RA**, implying that the **market for OA is greater than $180B.**



$30 BILLION

RHEUMATOID ARTHRITIS
GLOBAL SALES

(TNF-alpha inhibitors)





$180 BILLION

THERAPEUTIC MARKET

(RA x 6 = OA)



CYTONICS





OUR SOLUTION (A2M)

Alpha-2-Macroglobulin (A2M) is a blood serum protein that plays a small role in the clotting cascade. A2M is a well characterized, broad-spectrum **protease inhibitor** that has demonstrated potent inhibitory activity against the **proteases that are upregulated in OA**.

Unfortunately, the levels of naturally occurring A2M are likely too low to lend any therapeutic benefit to damaged joints. However, we theorized that:

Delivering high concentrations of A2M directly into the joint space could bind to and inhibit the proteases, slowing and eventually halting the progression of OA.

A2M
PROTEASES
CYTONICS











OUR INNOVATION - THE APIC SYSTEM

We developed the **APIC system** to concentrate the **A2M found naturally in the bloodstream**. This is achieved by drawing and centrifuging patient's blood, then filtering out the proteins that could cause damage to the joint (such as proteases and inflammatory cytokines).

APIC
PRESS START
CYTONICS
UNLOCK
LOCK

+

APIC
Processing Kit

Our system selectively enriches for A2M, delivering high concentrations of the therapeutic A2M to the joint and eliminating the damaging molecules.

PRP Therapy

Our APIC technology is often incorrectly compared to existing PRP (platelet rich plasma) therapies. PRP systems concentrate all the proteins in the blood, delivering a mix of potentially therapeutic and deleterious molecules to the joint.

APIC SYSTEM - Selectively **concentrates the A2M** found within the bloodstream **2-4x above naturally occurring levels**. Our proprietary filtration process **removes the harmful proteins** that remain in PRP formulations.

CYTONICS



OUR INNOVATION - THE APIC SYSTEM

 

Our APIC system has been used to successfully treat **over 6,000 patients nationwide**

Our technology has been shown to slow cartilage degradation, alleviate pain, eventually halt the progression of OA and allow the body's regenerative mechanisms to heal the damaged tissue.

This observation has been independently verified by a number of academic groups.

"As a busy spine surgeon for the last 25 years the direction that Cytonics is proceeding in attempting to minimize clinical failures through their Autologous Platelet Integrated Concentration (APIC) System is breathtaking and timely."

- Alexander R Vaccaro, MD, PhD, MBA

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.


CYTONICS









PHYSICIAN TESTIMONIALS

"I was an early investor in Cytonics as the technology is timely in unraveling the etiology of Low back pain. The future will be assaying for specific biomarkers to determine not only the cause of pain but the potential for improvement with certain interventions. As a busy spine surgeon for the last 25 years the direction that Cytonics is proceeding in attempting to minimize clinical failures through their Autologous Platelet Integrated Concentration (APIC) System is breathtaking and timely."

- Alexander R Vaccaro, MD, PhD, MBA

I have been using Cytonics' alpha2- macroglobulin kits to treat various joint pains mostly in the knee. This is part of my regenerative medicine practice. I've seen remarkable results such that I have suggested that my wife and my son undergo treatments as well as patients. The treatments were remarkably successful in both of them. I am very pleased and I'm looking forward to having this product available more easily off-the-shelf and approved by insurance. I expect a huge demand for it. Thank you.

- Laurence Rosenfield, MD

"Cytonics' recombinant drug development program is anchored in robust preclinical data indicating that the proteinase inhibitor alpha-2-macroglobulin critically inhibits cartilage breakdown in models of osteoarthritis. Cytonics has developed a lead recombinant drug candidate, a variant of human alpha-2-macroglobulin that possesses a unique and improved bioactivity profile. Cytonics' strategic efforts are exciting as they target the development of a first biologic therapy for patients suffering from osteoarthritis."

- Martin Angst, MD

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

CYTONICS®









PATIENT TESTIMONIALS

"[Dr. Scuderi] took out some of my blood and he put it into the centrifuge and they did what they had to do and then he reinjected the A2M protein back into my knee. Before he did the procedure, I could not bend my knee, I could not walk upstairs. I really couldn't do anything. In fact, I was using a brace on my knee just to give me some support because the whole knee felt like it was going to cave in. A few days after the procedure I was walking and we were walking the dogs and the swelling seemed to have been going down."

- Gail Lynn

"I came with Gail when she discovered Dr. Scuderi and what he can do for arthritis. I went for an x-ray. Very simply, he did the same procedure. He took blood from my arm and put it in a centrifuge and got the protein out and injected it in my shoulder. And I've been great. We had nothing but success with this protein shot."

- Robert Lynn

The following individuals were not compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

"I partially tore my ACL in a skiing accident in Switzerland. After an unnecessary arthroscopy revealed I was not a candidate for ACL reconstruction, my knee was swollen and stiff for 6 weeks. Then I had a single treatment of Cytonics A2M therapy, APIC. Within 2 days the swelling and stiffness was gone and hasn't returned 6 months later. I was so impressed with these results that I have been evangelizing for APIC treatment to my doctors and friends ever since.

Even if I need another treatment soon, a couple APIC injections per year with no noticeable side effects and no drugs is closer to a miracle-treatment than I imagined possible before my experience with Cytonics' product. Joint injuries can be physically and emotionally debilitating, but medical advancements like this make now the best time in history to tear one's ACL.

Thanks to Cytonics for developing this product!"

- Gabe

"I suffered prolonged pain from a partial tear in my right Achilles tendon. I am very familiar with this pain as I ruptured and had my left Achilles surgically repaired. After almost eight months of therapy and various treatments, Richard Grossman, MD told me about Cytonics and the available A2M treatment. I received my first injection in April of 2018 and within weeks the large nodule in my Achilles had shrunk significantly. While I was feeling much better and able to start playing basketball and tennis again for the first time in ten months, I still felt a little pain. I went back for a 2nd injection in November of 2018 and the pain has been reduced to only minor pain with NO LIMITATIONS. The A2M therapy has given me my sports and mobility life back and I have recommended this treatment to all of my friends."

- Daryle Bobb

CYTONICS®





THE NEXT GENERATION: PROTEOMICS

Over the last decade, molecular biologists have made tremendous strides towards **identifying and characterizing the thousands of proteins** that exist in the human body. This line of inquiry gave birth to the field of "**Proteomics**." Proteomics allows scientists to study the structure and function of proteins, and **discover how they malfunction in diseases**.

Recent innovation in protein engineering has enabled researchers to **"Edit" proteins**, giving them **special functions** that result in **therapeutic effects.**

CYTONICS

DEVELOPING THE STATE-OF-THE-ART

IMPROVING ON NATURE'S DESIGN

We leveraged our deep understanding of protein engineering to create a recombinant A2M protein, dubbed "**CYT-108**." CYT-108 was engineered with a special "**bait region**" located in the center of the protein, which is responsible for trapping the destructive proteases and rendering them useless.

Our bait region allows for CYT-108 to have a higher affinity and greater specificity for the classes of proteases that are upregulated in OA, making CYT-108 much more potent than the naturally occurring A2M.


BAIT REGIONS

These statements reflect management's current views and are meant for illustrative purposes. They do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made.


A2M complex
CYT - 108
CYTONICS



In an experiment conducted in rodents, administration of CYT-108 directly into the arthritic joint resulted in a substantial improvement in cartilage protection.

The observation that A2M is a potent inhibitor of cartilage damage has been made independently by a number of academic groups.

CYT-108 was able to **significantly reduce the damage** to the **cartilage** and the **synovial membrane** (the tissue that protects the joint) of rats suffering from post-traumatic osteoarthritis.

CYT-108 is **2-4 times more effective** than the naturally occurring, **wild-type A2M** (wt-A2M) at preventing cartilage degradation and synovial membrane damage.

LEVEL OF CARTILAGE DAMAGE



Intra-articular injection of either wild-type alpha-2-macroglobulin (wt-A2M) or our recombinant A2M variant, CYT-108, results in **cartilage preservation** in rats suffering from osteoarthritis. Strong Safranin O staining (red) of the articular cartilage reveals a relatively **smoother, healthier surface** in the animals treated with wt-A2M or CYT-108 compared to the cartilage surface in the control group (No Treatment). The Osteoarthritis Research Society International (OARSI) grading score indicates that cartilage damage is most severe in rats that received saline injections (No Treatment) and least severe in rats treated with CYT-108. These results indicate that the **cartilage returns to healthy state** in response to wt-A2M or CYT-108 treatment. **CYT-108 was significantly more effective at reducing cartilage degradation than the naturally occurring A2M (wt-2M).**

LEVEL OF SYNOVIAL MEMBRANE DAMAGE



Intra-articular injection of either wild-type alpha-2-macroglobulin (wt-A2M) or our recombinant A2M variant, CYT-108, results in **thinner, healthier synovial membranes** in rats suffering from osteoarthritis. Hematoxylin/eosin staining (blue) of the synovial membrane reveals thicker membranes (synovial hyperplasia) in the control group (No Treatment) compared to the membrane of animals treated with wt-A2M or CYT-108. This data suggests that **A2M is a powerful protector of the synovial membrane** and that **CYT-108 is significantly more effective at reducing synovial hyperplasia than the naturally occurring A2M (wt-2M).**



OUR PIPELINE

	PRECLINICAL	PHASE I	PHASE II	PHASE III	FDA SUBMISSION	FDA APPROVAL	MARKET

AUTOLOGOUS A2M

- **APIC** — COMMERCIALIZED
- **APIC MINI** — 510(K)*

RECOMBINANT A2M

- **CYT - 108** — IND*

Our APIC system for concentrating the naturally occurring A2M in the patient's blood has been **approved by the FDA** and used to treat over **6,000 patients.**

We have developed a smaller, less expensive APIC system dubbed **"APIC Mini"** to provide physicians with a solution for **treating small joints** (such as fingers) that do not require as much volume. The APIC Mini also **has the potential for veterinary applications.**

We are **currently pursuing pre-clinical studies** for our recombinant A2M, **CYT-108.** We have contracted a research organization, Goodwin Biotechnology, to purify industrial-scale quantities of CYT-108 for pre-clinical experiments and FDA clinical trials.

Note: These products are being evaluated in the FDA's approval process. There is no guarantee of FDA approval.



CYTONICS

BUSINESS SUMMARY – GROWTH AND INCREASED VALUE

WHAT FACTORS ARE DRIVING THE COMPANY'S GROWTH AND INCREASE IN VALUE?



NEW MARKET ENTRY
- Global human orthopedic market
- Veterinary market

MARKET PENETRATION
- Focused marketing within the regenerative medicine community
- Conduct additional clinical studies to increase visibility within the scientific community

CURRENT REVENUE STREAM

APIC SALES
- Increased interest in A2M technology
- New market entry
- Strategic support
- Investments from physicians

R&D PIPELINE VALUE

CYT-108 R&D (CLINICAL STUDIES)
- Clinical Trial Milestones
- Press Releases
- Marketing the Investment Opportunity

STRATEGIC COLLABORATIONS
- Universities
- Research Institutes
- Big Pharma

INVESTMENTS
- Reg CF (public equity)
- Reg D (private placements)

CYTONICS.





BUSINESS SUMMARY – APIC FORECAST

HOW DOES THE COMPANY CURRENTLY MAKE MONEY?

Forecast Parameters and Assumptions

- Cytonics receives **10% of APIC sales** as royalties.
- **CYT-108 clinical success will drive APIC sales**, as media attention will increase Cytonics' visibility within the regenerative medicine community.
- APIC sales will rapidly decline once CYT-108 is approved and hits the market. APIC Sales will be cannibalized by CYT-108, a superior treatment option.

How will we drive future growth?

- Further penetration into the **human orthopedic market**
- Expansion into the **veterinary market**
- Expansion into **global markets**

APIC SALES
3,000,000
2,500,000
2,000,000
1,500,000
1,000,000
500,000
-
(CYT - 108 Approved)
2019
2020
2021
2022
2023
2024
2025
2026
2027
2028
2029
2030
2031
2032

These statements reflect management's current views based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CYTONICS

CYT-108 CLINICAL SUCCESS DRIVES VALUATION OF CYTONICS AND INCREASES SHAREHOLDER VALUE

Risk-Adjusted Discounted Cash Flow Assumptions:

- **Discount rate of 30%** (this is appropriate for pre-clinical stage biotech)*

- **1% market capture** in the US human orthopedic market only (does not include expansion into other markets).

- **$500 per treatment**, avg. 2 treatments per year (based on APIC treatment schedule)

- Cytonics assumes full development cost of bringing CYT-108 to market and producing and selling the drug upon FDA approval

  - COGS = 15% of revenue (According to a meta-analysis compiled in Biotech Forecasting & Valuation (2016)**. Data was retrieved from company 10-k filings.)

  - SG&A = 34% (According to an analysis of 35 small- and mid-cap drug companies in the NASDAQ Biotechnology Index in 2015, reported in Biotech Forecasting & Valuation (2016)**

- Upon patent expiry, Cytonics' loses 20% of sales per year (Terminal Value in perpetuity)

* https://www.linkedin.com/pulse/valuation-methodologies-life-science-companies-crean-ph-d-mba/
**David, Frank S, et al. "The Pharmagellan Guide to Biotech Forecasting and Valuation" Pharmagellan LLC, Pharmagellan, www.pharmagellan.com/book.



	Pre-Clinical	Phase I	Phase II	Phase III	IND Application
$ 600 M					
$ 500 M					$ 527 M
$ 400 M					
$ 300 M				$ 305 M	
$ 200 M					
$ 100 M			$ 95 M		
$ ---	$ 40 M	$ 56 M			

	Pre-Clinical	Phase I	Phase II	Phase III	IND Application
$30					
$25					
$20					
$15					
$10					
$ 5					
$ ---	1X	1.4 X	2.4 X	7.7 X	13.2 x

Increase in Shareholder Value

$ 620 M
After Approval

15.6x
Return After Approval

These statements reflect management's current views based on information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

CYTONICS



ROADMAP – R&D AND CAPITAL RAISING MILESTONES

Initiate IND Human Phase III Study
Efficacy Trial in Humans

IND Application Phase III Submission
Regulatory Approval for Human Study

Initiate IND Human Phase II Study
Safety & Efficacy Trial in Humans

Phase II Clinical Study Approval
FDA Approval to Start Human Study

Phase II Clinical Study Application
Regulatory Approval for Human Study

Initiate IND Human Phase I Study
Safety & Efficacy Trial in Humans

Uplist
NASDAQ

Phase I Clinical Study Approval
FDA Approval to Start Human Study

Phase I Clinical Study Application
Regulatory Approval for Human Study

Pre-IND Meeting
Select best variants for preclinical studies

Large Animal Safety & Efficacy Study
Required for IND application

CRO GMP Production of A2M
Required for animal study

Regulation A+
Funding for Phase 1 trial

Regulation CF
Funding for IND application

Large Animal Pilot Study (Efficacy)
Optimize pre-Clinical Protocols

Purified, Non-GMP rA2M Production
Drug available for Pilot Study

Bridge Round of Financing
Funding for pre-clinical trials

Small Animal Safety & Efficacy Study
Initial safety data for IND application

In Vitro Testing
Select best variants for preclinical studies

2017 2018 2019 2020 2021 2022 2023 2024 2025 2026

■ Research & Development
■ Capital Raising

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

CYTONICS





COMPETITION

	Ampio PHARMACEUTICALS	CYTONICS

STRENGTHS	▶ Small peptide
	  ▶ Cheap to manufacture
	▶ Formulated from a well-studied, natural protein (Human Serum Albumin).
		▶ Large protein
		  ▶ Difficult to replicate
		  One of the largest recombinant proteins ever purified. A scientific feat.
		  Due to it's large size, CYT-108 is unlikely to diffuse out of the joint cavity and into the bloodstream (this has been validated in small animal studies. We will revalidate in our pre-clinical, large animal study)
		▶ We have identified a single mechanism of action (protease inhibition) and characterized the activity of CYT-108 *in vivo*.

WEAKNESSES	▶ Small peptide
	  ▶ Very easy to synthesize and duplicate
	  Opportunity to diffuse into the blood stream and have off-target effects
	▶ 44% of clinical trial participants experienced an adverse event
	▶ No single mechanism of action has been identified
	▶ Potential for immunogenicity (the body will recognize the peptide as foreign and mount an immune response)
	▶ Only effective for 12 weeks before pain and inflammation return
		▶ Difficult to manufacture due to size
		▶ Potential immune response due to breakdown of the protein
		▶ A2M is involved in the clotting cascade

SUMMARY (AMPIO)

Ampio has developed a biologic therapy for treating OA of the knee. Their drug, Ampion, is composed of two amino acids that form the beginning of the albumin protein. Ampio managed to get their drug through Phase 2 clinical trials, however they failed to complete a satisfactory Phase 3 study. Ampio attempted another Phase 3 study, but the FDA found it to be poorly controlled. Ampio has not revealed their plan to move forward.

https://endpts.com/that-bla-little-ampio-promised-thats-not-going-anywhere-as-fda-slap-down-triggers-an-ugly-rout/

Why has there been no approved therapy?

Big Pharma has failed to develop a treatment for osteoarthritis (OA) because they have adopted a very narrow approach, attempting to imitate the successful discovery of TNF-alpha inhibitors as a treatment for rheumatoid arthritis (RA). Unlike RA, the pathology of OA cannot be distilled down to a single root cause. Big Pharma has failed to appreciate the multi-faceted nature of the disease and develop a therapeutic that tackles all of the causal factors.

Historically, Big Pharma's focus has been on small molecules instead of biologic therapies (like our recombinant A2M – CYT-108). Biologics have taken off in recent years, and we are on the forefront of this innovation.

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

CYTONICS

PATENT STRATEGY SUMMARY

Alpha-2-Macroglobulin (A2M) Polypeptides

Legend:
▼ ISSUED
▼ PENDING

COMPOSITION

AUTOLOGOUS

Liquid A2M composition
- ▼ GB2501611B
- ▼ PCT/US2013/027159
- ▼ U.S. App. No 14/380,234

Non-immunogenic Liquid A2M composition
- ▼ PCT/US2013/027159

A2M 1.1x higher than sample
- ▼ GB2501611B
- ▼ PCT/US2013/027159
- ▼ U.S. App. No. 14/380,234.

RECOMBINANT

Non-natural bait region
- ▼ GB2503131B
- ▼ U.S. 15/528,387
- ▼ U.S. 15/910,477

Bait region comprises protease recognition sites
- ▼ GB2503131B
- ▼ U.S. 15/528,387
- ▼ U.S. 15/910,477

Non-natural bait region
- ▼ GB2503131B
- ▼ U.S. 15/528,387
- ▼ U.S. 15/910,477

METHODS OF USE / TREATMENT

Method of treating chronic wounds with autologous A2M
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with autologous A2M at 1.1x higher than sample
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with autologous A2M + non-A2M proteins
- ▼ U.S. Pat. No. 9,352,021

Method of treating chronic wounds with recombinant A2M
- ▼ U.S. Pat. No. 9,498,514

Method of treating a disease with autologous A2M at 1.1x higher than sample
- ▼ U.S. 15/910,491

DEVICES

Flow filtration module + centrifuge
- ▼ GB2522561B

CYTONICS®

CYTONICS TEAM

Management Team

Gaetano Scuderi, MD – Founder and Chairman, Board Certified Orthopedic Spine Surgeon

Antonio Carvalho, CPA - CEO and CFO, former VP of Finance for Novartis' Global Oncology Division, 25 years' Pharma experience

Joey Bose, MS – President, M.S. Biomedical Engineering (Johns Hopkins University), 10 years' experience in protein engineering

Lewis Hanna, PhD - Chief Scientific Officer, 28 years' experience in protein engineering

Board of Directors

Gaetano Scuderi, MD - Founder and Chairman, Board Certified Orthopedic Spine Surgeon

Antonio Carvalho, CPA - CEO and CFO, former VP of Finance for Novartis' Global Oncology   Division, 25 years' Pharma experience

Gordon Ramseier, MBA - Independent Board Member, President and Founder of BCI Life Sciences, 40 years 'Pharma experience

Advisory Board

Vanessa Gabrovsky Cuellar, MD – Orthopedic Surgeon, NYU Hospital

Jason M. Cuellar, MD, PhD – Orthopedic Surgeon, Cedars Sinai Hospital

David Yeomans, PhD - Stanford Research Division Manager

Wayne Olan, MD - Director of Invasive and Endovascular Neurosurgery, George Washington University Medical Center

Thomas San Giovanni, MD - Orthopedic Surgeon, Doctors Hospital (Coral Gables, FL), surgeon for the Miami City Ballet

Martin Angst, MD - Stanford Pain And Anesthesiology Research

Joseph Buckwalter, MD - Orthopedic Surgeon

Geoff Abrams, MD - Orthopedic Surgeon, surgeon for the Chicago Bulls

Raymond Golish, MD, PhD, MBA - Consultant, FDA Regulatory Advisor

Raymond Johnson, MBA – CEO of Exit Experts, Harvard Business School, Former President of Cytonics





Gaetano Scuderi, MD
Founder and Chairman of the Board

Gaetano Scuderi, MD is the Founder and CEO of Cytonics Corporation. Dr. Scuderi is a fellowship-trained (UCSD, San Diego, CA) spine surgeon who has practiced medicine since 1993. He was also appointed to Clinical Assistant Professor in the Department of Orthopedic Surgery of Stanford University. He graduated medical school from State University of New York (Buffalo, NY) and completed his Residency at University of Miami School of Medicine (Miami, FL). Dr. Scuderi has published over 45 scientific articles and has lectured world-wide. Dr. Scuderi currently practices orthopedic surgery in Jupiter, FL.

In addition to his clinical practice and his role with Cytonics, Dr. Scuderi is a 4th degree black-belt in Jiu Jitsu and the founder/principle instructor of Scuderi Self Defense (Jupiter, FL). Dr. Scuderi's love for this martial art is only surpassed by his passion for helping the sick and elderly reclaim their mobility and quality of life.



Antonio Carvalho, CPA
CEO and CFO

Mr. Carvalho has more than 25 years' experience developing, manufacturing, and commercializing innovative products in the pharmaceutical and consumer product industries. He served as Vice President of Finance for the Global Oncology business unit of Novartis Pharmaceuticals, where he had financial oversight for the unit's 20 product launches in a 5 year span. Prior to this role, Mr. Carvalho was the General Manager for Novartis' US Pharmaceutical manufacturing unit. His other roles at Novartis included CFO Latin America, CFO US Ophthalmics, and Vice President and Controller for Novartis' US Pharmaceutical Division. Mr. Carvalho has a BBA in Accounting from Iona College (New Rochelle, NY) and is a Certified Public Accountant.

CYTONICS



Joey Bose, MS
President

Mr. Bose has over 10 years' experience in biotechnology research development and healthcare investment banking. As President of Cytonics, his primary responsibilities include coordinating capital raising efforts, initiating clinical trials for the company's lead drug candidate (CYT-108), filing and maintaining patent protection of intellectual property, and identifying strategic buyers and out-licensing opportunities for the company. He holds a BS in Biomedical Engineering from the University of Virginia (Charlottesville, VA) and a MS in Biomedical Engineering from Johns Hopkins University (Baltimore, MD).



Lewis Hanna, PhD
Chief Scientific Officer

Dr. Hanna has served as Chief Scientific Officer of Cytonics since February 2008. Dr. Hanna has over 28 years' experience in pharmaceutical research and development, specializing in the development of recombinant protein therapies. He has extensive knowledge of protein folding, purification, formulation, large-scale production, quality, and the regulatory requirements to obtain FDA new drug approval. Until 2004, Dr. Hanna was the Director of Process Development at Alexion Pharmaceutical, and prior to that he was a Group Leader at Bristol-Myers Squibb Pharmaceutical Research Institute. He also served a Principal Research Scientist at R.W. Johnson Pharmaceutical Research Institute (Raritan, NJ) for 7 years. Dr. Hanna received his BS degree from Cairo University (Giza, Egypt), received his PhD from City University of New York (New York City, NY), and completed a post-doctoral fellowship at Cornell University (Ithaca, NY).

CYTONICS









INVESTMENT OPPORTUNITY

THE OFFERING

Regulation CF

Convertible Note

USE OF FUNDS

CYT-108 Pre-clinical and Clinical Trials

EXIT STRATEGY

- Uplist to the NASDAQ 2020
- Strategic Partnerships
- Acquisition or Out-licensing Opportunities

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Funds will be used to **pursue pre-clinical and clinical trials** for our lead drug candidate, **CYT-108**.

We will continue to look for **exit opportunities** as the **safety and efficacy** of the drug is proven in clinical trials, and the **value** of the company rises.

CYTONICS

BUSINESS SUMMARY – USE OF FUNDS

TASK	GOAL	COST
PILOT PRE-CLINICAL STUDY	Optimize pre-Clinical Protocols	4%
GMP PRODUCTION OF CYT-108 (FOR PRE-CLINICAL AND CLINICAL STUDIES)	Required for animal study	13%
PRE-CLINICAL SAFETY & EFFICACY STUDY	Required for IND application	16%
PHASE I STUDY	Safety & Efficacy Trial in Humans	67%
TOTAL		**100%**

CYTONICS.













KEYS TO SUCCESS

MARKET POTENTIAL

FOR EFFECTIVE DIAGNOSTICS AND ORTHOPEDIC PAIN RELIEF THERAPEUTICS

- $185B market for effective osteoarthritis treatments

BROAD PATENT COVERAGE

- Wilson Sonsini Patent Attorneys 6 issued
- international patents, 9 pending

MAJOR BREAKTHROUGH DISCOVERIES

- Fibronectin-Aggrecan Complex biomarker for osteoarthritis
- Purified one of the largest recombinant proteins to-date

TRACK RECORD OF SUCCESS

- Over 6,000 patients treated with APIC therapy
- Successful 510k approval for APIC technology
- CE mark designation

POSSESS CORE COMPETENCIES TO ACHIEVE MILESTONES

- Hogen-Lovells Regulatory Attorneys
- Over 100 years' combined experience in Pharma R&D

TEAM OF MBAs, MDs, and PhDs

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

CYTONICS













OUR COLLABORATORS

BROWN

The Scripps Research Institute

Stanford MEDICINE

Jefferson®
University and Hospitals

Beaumont® | HEALTH SYSTEM

bme
University of Michigan
Biomedical Engineering

FAU®
FLORIDA ATLANTIC UNIVERSITY

CYTONICS®

APPENDIX – PUBLICATIONS

- Abrams, Geoffrey D., et al. *"Fibronectin–Aggrecan Complex as a Marker for Cartilage Degradation in Non-Arthritic Hips."* Knee Surgery, Sports Traumatology, Arthroscopy, vol. 22, no. 4, 2014, pp. 768–773., doi:10.1007/s00167-014-2863-2.

- Bedi, Asheesh, et al. *"The Effect of Matrix Metalloproteinase Inhibition on Tendon-to-Bone Healing in a Rotator Cuff Repair Model."* Journal of Shoulder and Elbow Surgery, vol. 19, no. 3, 2010, pp. 384–391., doi:10.1016/j.jse.2009.07.010.

- Browning, Shawn R., et al. *"Platelet-Rich Plasma Increases Matrix Metalloproteinases in Cultures of Human Synovial Fibroblasts."* The Journal of Bone and Joint Surgery-American Volume, vol. 94, no. 23, 2012, doi:10.2106/jbjs.k.01501.

- Cuellar, Jason M. *"Intradiscal Injection of an Autologous Alpha-2-Macroglobulin (A2M) Concentrate Alleviates Back Pain in FAC-Positive Patients."* Orthopedics and Rheumatology Open Access Journal, vol. 4, no. 2, Mar. 2017, doi:10.19080/oroaj.2017.04.555634.

- Demirag, Burak, et al. *"The Effect of Alpha-2 Macroglobulin on the Healing of Ruptured Anterior Cruciate Ligament in Rabbits."* Connective Tissue Research, vol. 45, no. 1, 2004, pp. 23–27., doi:10.1080/03008200490278115.

- Demirag, Burak. *"Enhancement of Tendon-Bone Healing of Anterior Cruciate Ligament Grafts by Blockage of Matrix Metalloproteinases."* The Journal of Bone and Joint Surgery (American), vol. 87, no. 11, Jan. 2005, p. 2401., doi:10.2106/jbjs.d.01952.

- Gettins, Peter, and Leon W. Cunningham. *"Identification of Proton Resonances from the Bait Region of Human .Alpha.2-Macroglobulin and Effects of Proteases and Methylamine."* Biochemistry, vol. 25, no. 18, 1986, pp. 5011–5017., doi:10.1021/bi00366a007.

- Luan, Y., et al. *"Inhibition of ADAMTS-7 and ADAMTS-12 Degradation of Cartilage Oligomeric Matrix Protein by Alpha-2-Macroglobulin."* Osteoarthritis and Cartilage, vol. 16, no. 11, 2008, pp. 1413–1420., doi:10.1016/j.joca.2008.03.017.

- Marynen, P., et al. *"A Genetic Polymorphism in a Functional Domain of Human Pregnancy Zone Protein: the Bait Region."* FEBS Letters, vol. 262, no. 2, 1990, pp. 349–352., doi:10.1016/0014-5793(90)80226-9.

- Tortorella, Micky D., et al. *"α2-Macroglobulin Is a Novel Substrate for ADAMTS-4 and ADAMTS-5 and Represents an Endogenous Inhibitor of These Enzymes."* Journal of Biological Chemistry, vol. 279, no. 17, July 2004, pp. 17554–17561., doi:10.1074/jbc.m313041200.

- Zhang, Yang, et al. *"Targeted Designed Variants of Alpha-2-Macroglobulin (A2M) Attenuate Cartilage Degeneration in a Rat Model of Osteoarthritis Induced by Anterior Cruciate Ligament Transection."* Arthritis Research & Therapy, vol. 19, no. 1, 2017, doi:10.1186/s13075-017-1363-4.

CYTONICS

APPENDIX

ARTICLES & PRESS RELEASES

10/23/12 - Cytonics Receives Notice of Allowance for Patent Related to FACT™ Diagnostic for Back and Joint Pain

11/14/12 - Cytonics Awarded Phase II NIH SBIR Grant

8/1/2013 - Cytonics to Introduce the FACT™ Diagnostic for Joint and Spine Related Pain at the 2013 Workers Compensation Conference in Orlando, FL

7/17/14 - Cytonics' Breakthrough Research is Validated by Independent Study on A2M

7/22/14 - Cytonics Announces FDA Approval of an Investigational New Drug Application for the APIC Cell-Free System

3/4/15 - Cytonics Announces Issuance of UK Patent for an Alpha-2-Macroglobulin (A2M) Preparation from a Biological Sample

11/18/15 - Cytonics Announces Issuance of UK Patent for a Recombinant Alpha-2-Macroglobulin (A2M) Variant

5/31/16 - Cytonics Announces Issuance of US Patent for a Method of Treatment of Chronic Wounds Using Alpha-2-Macroglobulin (A2M) from Whole Blood or a Recombinant Variant of A2M

9/21/16 - Cytonics Announces Issuance of UK Patent for the APIC-PRP System

11/22/16 - Cytonics Announces Issuance of US Patent for the APIC-PRP System and a Method of Producing Recombinant Alpha-2-Macroglobulin (A2M) Variants

3/31/18 - Cytonics Announces Issuance of PCT Patent for the APIC-PRP System and a Method of Producing Recombinant Alpha-2-Macroglobulin (A2M) Variants

7/10/18 - Cytonics Has Expressed and Purified an Enzymatically Active Recombinant Alpha-2-Macroglobulin Variant (Cyt-108)

9/30/18 - Cytonics Raises $794,000 to Fund Pre-Clinical Large Animal Studies for the Lead Recombinant Drug Candidate Cyt-108

11/2/18 - Cytonics Receives Feedback from the FDA on Pre-Clinical and Phase 1 Trial Designs for Cyt-108

ARTICLES

Cytonics Announces That Its Recombinant A2M Variants Attenuate Cartilage Degeneration in OA Models

Motorcycle accident launches Jupiter biotech enterprise

Biotech budding in Jupiter

The Age of Targeted Osteoarthritis Therapy Begins

DR. RICHARD GAYLES: A2M Halts Progressive Joint Damage Of Osteoarthritis

PATENTS

Patent #: PCT/US2013/027159 - Systems and methods for purification and concentration of autologous alpha-2-macroglobulin (A2M) from whole blood

Patent #: US 9,352,021 - Systems and methods for purification and concentration of autologous alpha-2 macroglobulin (A2M) from whole blood and or recombinant A2M

Patent #: US 9,498,514 - Systems and methods for purification and concentration of autologous alpha-2 macroglobulin (A2M) from whole blood and or recombinant A2M

Patent #: GB2501611B - Alpha-2-macroglobulin compositions and therapeutic uses

Patent #: GB2503131B - Systems, compositions and methods for transplantation

Patent #: GB2522561B - Apparatus for enriching a bio-fluid with respect to the concentration of alpha-2-macroglobulin

CYTONICS.



CYTONICS

RELIEF FOR OSTEOARTHRITIS

®

EXHIBIT E
Video Transcript

Exhibit E - Video Transcripts

What is Osteoarthritis and Why is it a Problem?

https://vimeo.com/318857027

Osteoarthritis or OA. Osteoarthritis is a major problem of aging and if you live long enough, you're going to get osteoarthritis.

Text on screen reads:
Osteoarthritis (OA) is a chronic disease that affects the cartilage within joints
OA progressively worsens over time, causing debilitating pain and greatly affecting quality of life

In addition to age-related osteoarthritis there's another very, very large segment of osteoarthritis called post-traumatic Osteoarthritis or PTOA.

Text on screen reads:
Post traumatic osteoarthritis (PTOA) is caused by acute trauma to the joint, usually from sports related impact or injury

...and this is a rising a group of individuals that have arthritis not from a degenerative or genetic cause but from a traumatic event, and basically it's a massive global problem eventually everyone will get post-traumatic arthritis from an injury, accidental or not, or just the age related process.

Text on screen reads:
OA or PTOA will affect every member of the population at some point in life

Why Has Big Pharma Failed At Developing a Therapeutic for Osteoarthritis?

https://vimeo.com/319094368

When pharma started looking at this back in the 70's, they identified one or two different cytokines that they thought were going to be the answer and they tried blocking these cytokines, these enzymes, and lo and behold, it doesn't solve the problem.

That's because osteoarthritis is one of the only diseases that is truly multi-factorial. There are dozens of different proteases or enzymes that are responsible for eating up the cartilage and destroying it. That's why Alpha 2 macroglobulin is so exciting as a discovery, because Alpha 2 macroglobulin or A2M as it's more commonly known, is a multi-purpose protease inhibitor, it actually stops all the enzymatic activity related to degenerating cartilage and causing production of that FAC protein, the protein that we discovered here at Cytonics that is the efficient is the cause of a lot of musculoskeletal pain.

Text on screen reads: *It is able to stop all of the enzymatic activity related to degenerating cartilage and production of the FAC protein.*

CYT-108: How Does This Revolutionary New Drug Work?

https://vimeo.com/318796923

Osteoarthritis occurs when the cartilage within joints begins to break down as either part of the natural aging process, or due to trauma. Arthritic joints produce several molecules that destroy cartilage, such as catabolic proteases. Proteases activate within the joint cavity. These proteases degrade the cartilage Matrix, causing pain and inflammation . when injected into the joint cavity, our engineered A2M variant CYT-108 bonds with the proteases triggering a encapsulation and excretion by the body's immune cells. CYT-108 rescues the cartilage by binding to and inhibiting the destructive proteases. Over 6000 patients have been treated by Cytonics' patented A2M technology, ridding people of pain and giving them their lives back. This is our mission. Cytonics.